Exhibit 99.2

Conformed Copy of Execution Version

AGREEMENT AND PLAN OF MERGER

among

ESSILOR INTERNATIONAL SA,

SHAMROCK ACQUISITION SUB LTD.,

and

SHAMIR OPTICAL INDUSTRY LTD.

Dated as of October 15, 2010

(continued)

(continued)

(continued)

List of Exhibits

Exhibit A	Form of Shareholders Agreement

List of Schedules

Company Disclosure Schedule

Section 1.1	Knowledge of the Company
Section 4.1	Qualification; Organization
Section 4.2	Ownership of Subsidiaries
Section 4.3(d)	Obligations to Purchase, Redeem or Acquire Shares; Voting Agreements
Section 4.3(e)	Share Options
Section 4.5	Consents and Approvals
Section 4.6	Absence of Defaults, Conflicts, Etc.
Section 4.7(c)	Indebtedness
Section 4.9	No Undisclosed Liabilities
Section 4.10	Compliance with Law
Section 4.12	Investigation; Litigation
Section 4.13	Absence of Certain Changes or Events
Section 4.14(a)	Collective Bargaining Agreements; Labor Unions
Section 4.14(e)	Labor Matter Notices
Section 4.14(g)	Israeli Consultants and Independent Contractors
Section 4.14(h)	Israeli Employees
Section 4.14(i)	Payment to Histadrut Labor Organization and/or the Manufacturer’s Association
Section 4.15(a)	Company Benefit Plans
Section 4.15(h)	Company Benefit Plan Obligations
Section 4.15(i)	Company Benefit Plan Liabilities
Section 4.15(l)	Severance; Change in Control
Section 4.16(c)	Tax Audits and Proceedings
Section 4.16(f)	Tax Jurisdictions
Section 4.16(g)	Tax Sharing Agreements
Section 4.16(i)	Share Distributions
Section 4.16(k)	Tax Liability
Section 4.16(o)	Permanent Establishment and Income Tax Jurisdictions
Section 4.16(p)&(u)	Private Tax Ruling
Section 4.16(r)	Indebtedness Tax Matters
Section 4.16(v)	Transfer Pricing Documentation
Section 4.17	Government Grants
Section 4.18(b)	Company Intellectual Property
Section 4.18(c)	Inbound Licensed Intellectual Property
Section 4.18(d)	Outbound Licensed and Restricted Company Intellectual Property
Section 4.18(e)	Intellectual Property Assignments
Section 4.18(f)	Infringement of Intellectual Property
Section 4.18(h)	Infringements of Intellectual Property by the Company
Section 4.18(h)	Infringement Claims or Proceedings
Section 4.18(i)	Company Intellectual Property Grants; Industry Standard Bodies

Section 4.18(k)	Company Intellectual Property Defaults
Section 4.20(a)	Company Material Contracts
Section 4.21(a)(i)	Owned Real Property
Section 4.21(a)(ii)	Leased Real Property
Section 4.21(a)(iii)	Subleased Real Property
Section 4.21(g)	Officer and Director Transactions
Section 4.22	Environmental Matters
Section 4.24	Insurance Policies
Section 4.27(a)	Products
Section 4.28	Customers and Suppliers
Section 4.29	Finders or Brokers, Company Expenses
Section 6.1	Conduct of Business by the Company
Section 6.13(a)	Directors’ and Officers’ Insurance; Indemnification Agreements
Section 7.1(c)	Anti Trust Laws
Section 7.3(b)(iii)	Governmental and Third Party Consents

Parent Disclosure Schedule

Section 1.1	Knowledge of the Parent
Section 5.4	Parent Approvals
Section 7.2(b)(ii)	Governmental and Third Party Consents of Parent

ii

AGREEMENT AND PLAN OF MERGER, dated as of October 15, 2010 (the “Agreement”), among Essilor International SA, a French société anonyme (the “Parent”), Shamrock Acquisition Sub Ltd., an Israeli company and a direct or indirect wholly-owned subsidiary of the Parent (“Merger Sub”), and Shamir Optical Industry Ltd., an Israeli company (the “Company”).

W I T N E S S E T H:

WHEREAS, the Company is an Israeli company that is listed on the NASDAQ Global Market and on the Tel Aviv Stock Exchange;

WHEREAS, the Parent desires to acquire a 50% ownership interest in the Company in connection with which the Company Shares (as defined below) are to be delisted from the NASDAQ Global Market and the Tel Aviv Stock Exchange;

WHEREAS, subject to the satisfaction or waiver of the conditions specified in this Agreement, Merger Sub will merge (the “Merger”) with and into the Company by way of a court approved arrangement between the Company and its shareholders and creditors, in accordance with Sections 350 and 351 of the Israeli Companies Law (as defined below), following which Merger Sub will cease to exist and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”), and the Company Shares not held, directly or indirectly, by Kibbutz Shamir A.C.S., an Israeli agricultural cooperative society (the “Kibbutz”), will be exchanged for the Merger Consideration, all in accordance with this Agreement and the Israeli Companies Law;

WHEREAS, immediately following the occurrence of the Merger, on the terms and subject to the conditions set forth in the Share Purchase and Subscription Agreement by and between the Kibbutz, Shamir Optica Holdings A.C.S. Ltd., an Israeli agricultural cooperative society (“Shamir Holding”), and the Purchaser, dated as of October 15, 2010 (the “Share Purchase and Subscription Agreement”), the Purchaser will (i) purchase and acquire from the Kibbutz certain Company Shares, (ii) subscribe to new shares of Shamir Holding, and (iii) contribute all of its Company Shares to Shamir Holding, all as further described in the Share Purchase and Subscription Agreement, which transactions will result in the Purchaser beneficially owning 50% of the outstanding Company Shares;

WHEREAS, immediately following with the consummation of the Merger, the Parent and the Company and, where applicable, the Kibbutz will enter into certain ancillary agreements, including in particular the Shareholders Agreement in the form attached hereto as Exhibit A (the “Shareholders Agreement”);

WHEREAS, the Board of Directors of the Company: (i) determined that this Agreement, the Shareholders Agreement, the Merger and the other transactions contemplated hereby and thereby (collectively, the “Transactions”) are fair to, and in the best interests of, the Company and its shareholders, (ii) approved this Agreement, the Shareholders Agreement, the Merger and the other Transactions, and (iii) determined to recommend to the shareholders of the Company the approval of this Agreement and the Merger;

WHEREAS, the Board of Directors of Merger Sub has unanimously (i) determined that the Merger is fair to, and in the best interest of, the Merger Sub and its sole shareholder, (ii) validly approved this Agreement and the Merger, and (iii) resolved to recommend that the sole shareholder of the Merger Sub approve this Agreement and the Merger;

WHEREAS, the Parent’s authorized corporate organs have unanimously determined that (i) this Agreement, the Shareholders Agreement, the Merger and the other Transactions are in the best interests of the Parent, and (ii) validly approved this Agreement, the Shareholders Agreement, the Merger and the other Transactions; and

WHEREAS, as a condition and further inducement to the Parent and Merger Sub to enter into this Agreement, certain shareholders of the Company concurrently herewith are entering into one or more support agreements with the Parent (the “Support Agreements”) pursuant to which each such shareholder has irrevocably agreed, among other things, to take all actions necessary to approve the Merger, this Agreement and the Transactions contemplated hereby;

NOW THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parent, Merger Sub and the Company agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 DEFINITIONS. For purposes of this Agreement, the following terms have the meanings set forth below.

“102 Trustee” means ESOP Management and Trust Services Ltd., the trustee appointed by the Company in accordance with the provisions of the Israeli Tax Code, and approved by the Israeli Tax Authority, with respect to Company Share Options granted pursuant to Section 102 of the Israeli Tax Code.

“Affiliate” means with respect to any Person, any other Person directly or indirectly controlling, directly or indirectly controlled by, or under direct or indirect common control with, such Person; or if such Person is a partnership, any general partner of such Person or a Person controlling any such general partner. For purposes of this definition, "control" (including "controlled by" and "under common control with") means the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or partnership or other ownership interests, by contract or otherwise.

“Business Day” means each day which is neither a Friday, Saturday, nor a Sunday nor any other day on which banking institutions in Tel Aviv, Israel, or Paris, France are authorized or obligated by Law or required by executive order to be closed.

“Code” means the U.S. Internal Revenue Code of 1986, as amended, and any regulations thereunder.

“Commercially Reasonable Efforts” means carrying out of obligations or tasks by a party using reasonable, diligent and good faith efforts, consistent with commonly accepted commercial practice, to accomplish a given objective, consistent with the efforts that would be used by a reasonable person in the same circumstances.

“Company Material Adverse Effect” means any state of facts, development, change, event, circumstance or effect (any such item, an “Effect”), individually or when taken together with all other Effects that have occurred prior to the date of determination of the occurrence of the Company Material Adverse Effect, that is or could reasonably be expected to (i) have a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) prevent the Company from consummating the Merger, provided, however, that in no event shall any Effect resulting from or arising out of the following, alone or in combination with one another, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been or would reasonably expected to be, a Company Material Adverse Effect: (A) any Effect directly resulting from the negotiation, execution, announcement, pendency or consummation of the Merger and the other Transactions (including, without limitation, any loss of or adverse change in the relationship of the Company and its Subsidiaries with their customers, suppliers, partners or distributors resulting therefrom); provided that the loss of any three (3) or more Key Employees shall be deemed to be a Company Material Adverse Effect, (B) any change in local, national or world economic or political conditions or the financial, credit or securities markets, (C) any change in the Company’s share price or trading volume or suspension of trading in securities on the NASDAQ Global Market or Tel Aviv Stock Exchange (unless such change or suspension is due to a circumstances that would separately constitute a Company Material Adverse Effect), (D) any failure by the Company to meet any internal or external projections, forecasts or revenue or earnings predictions for any period (unless such failure is due to a circumstances that would separately constitute a Company Material Adverse Effect), (E) any changes that affect generally the ophthalmologic industry (except to the extent that such effect has a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to other participants in the ophthalmologic industry), (F) any Effect resulting from an act of war, terrorism or from any earthquakes, hurricanes, tornadoes, floods or other natural disasters (except in the event, and only to the extent, of any material damage or destruction to the Company’s or any of its Subsidiaries’ physical properties), (G) any claim or litigation arising from allegations of breach of fiduciary duty with respect to the Company or Parent relating to this Agreement, the Merger or the other Transactions, (H) any action taken pursuant to the express terms and conditions of this Agreement or taken at the express written direction or with the express written consent of Parent or Merger Sub, (I) any failure to obtain the consent of a counterparty under any contract or agreement listed in the Company Disclosure Schedule in connection with the Merger and the other Transactions other than the consents set forth in Section 7.3(b)(iii) of the Company Disclosure Schedule, or (J) changes in GAAP or any Law or interpretation or application of the foregoing.

“Company Share Options” means options to purchase Company Shares.

“Environmental Law” means any Law, including any permits, relating to protection of the environment (including ambient air, surface water, ground water, surface or subsurface strata natural resources), including laws relating to the management, Release, or threatened Release of Hazardous Materials.

“FTC” means the U.S. Federal Trade Commission.

“Governmental Authority” means any (a) nation, region, state, province, county, city, town, village, district or other jurisdiction, (b) federal, state, local, municipal, U.S., Israeli, or other non-U.S. government, (c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, court, tribunal or other entity), (d) multinational organization or body, or (e) body entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.

“Hazardous Materials” means all substances or materials prohibited, limited or regulated as hazardous, toxic, explosive, dangerous, flammable or radioactive under any Environmental Law, including (a) petroleum, crude oil or any fraction thereof, asbestos-containing materials, radon, polychlorinated biphenyls or infectious or medical wastes, and (b) in the United States, all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. Section 300.5.

“Indebtedness” of any Person means any secured or unsecured financial obligation, including principal, interest or any lending fees (whether incurred as principal, surety or guarantor) for the payment or repayment of money or interest, whether actual or contingent and including (i) any borrowing or overdraft, (ii) financial obligations under derivative or other financial instruments, (iii) obligations for deferred purchase price payments, (iv) securitization obligations and (v) capitalized lease obligations, as provided by GAAP.

“Israeli Companies Law” means the Israeli Companies Law, 5759-1999, and the regulations and orders promulgated thereunder.

“Israeli Tax Code” means the Israeli Income Tax Ordinance (New Version) - 1961 and the rules and regulations promulgated in connection therewith, as amended.

“Key Employees” means the following individuals: (i) Amos Netzer (Chief Executive Officer of the Company), (ii) Dan Katzman (Vice President of R&D of the Company), (iii) Dagan Avishai (Vice President of Sales of the Company), (iv) Yagen Moshe (Chief Financial Officer of the Company), (v) Shai Michael (Vice President of Marketing of the Company), (vi) Hilaire van der Veen (Vice President of Business Development of the Company), (vii) Ra’anan Naftalovich (Chief Executive Officer of Shamir Insight, Inc.) and (viii) Michael Latzer (Chief Executive Officer and President of Shamir USA).

“Knowledge” (or words of similar import) means (i) with respect to the Company, the actual knowledge of the Persons listed on Section 1.1 of the Company Disclosure Schedule, and (ii) with respect to the Parent, the actual knowledge of the Parent’s executive management listed on Section 1.1 of the Parent Disclosure Schedule, in each case of clause (i) and (ii), after due inquiry of any Persons reporting to such Persons.

“Law” with respect to any Person means any applicable U.S., Israeli or other non-U.S. federal, state, provincial, local, municipal or other Governmental Authority law, statute, code, treaty, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction, decree or arbitration award.

“Lien” means (i) any mortgage, pledge, security interest, encumbrance, easement, lien, right or option to purchase, preemptive right or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), or (ii) any subordination arrangement (other than arising in the ordinary course of business) in favor of another Person.

“Permitted Lien” means (i) Liens for utilities and Taxes which have not become delinquent or are being contested in good faith and for which adequate provision has been made on the Company’s most recent balance sheet, (ii) Liens reflected or reserved against or otherwise disclosed on the Company’s most recent balance sheet, (iii) mechanics’, carriers’, workers’, repairers’, materialmen’s, warehousemen’s, lessor’s, landlord’s and other similar Liens arising or incurred in the ordinary course of business with respect to obligations that have not become delinquent or are being contested in good faith, (iv) easements and similar encumbrances or impediments against any assets or properties of an entity or any other Lien and which individually or in the aggregate do not materially interfere with the business of such entity or the operation of the property to which they apply and do not materially reduce the value of the property to which they apply, and (v) Liens disclosed on the existing title policies, title commitments and/or surveys which have been previously provided or made available to the Parent.

“Person” means an individual, partnership, joint-stock company, corporation, limited liability company, trust or unincorporated organization or other entity, and a Governmental Authority.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date.

“Regulatory Law” means the Sherman Act, as amended, the Clayton Act, as amended, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the Federal Trade Commission Act, as amended, the Israeli Restrictive Trade Practices Law, 1988, as amended, and all Israeli, U.S. or other federal, state or local statutes, rules, regulations, orders, decrees, and other Laws, including without limitation any antitrust, competition or trade regulation laws, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition.

“Release” means any release, spill, emission, discharge, leaking, dumping, injection, pouring, deposit, disposal, dispersal, leaching or migration into the environment (including ambient air, surface water, groundwater and surface or subsurface strata), or within any building, structure, facility or fixture.

“share capital” means (i) with respect to any Person that is a corporation, any and all shares, interests, participation or other equivalents (however designated and whether or not voting) of its share capital (capital stock), including the common or ordinary shares of such Person, and (ii) with respect to any Person that is not a corporation, any and all partnership or other equity interests of such Person.

“Subsidiary” of any Person shall mean any corporation, partnership, association, trust or other form of legal entity of which (i) 50% or more of the outstanding voting securities are, at the relevant time, directly or indirectly, owned by such Person, (ii) such Person or any Subsidiary of such Person is a general partner, or (iii) a majority of the ownership interests having the power to govern or elect members of the applicable governing body of such entity is at the time owned or controlled, directly or indirectly, by such Person or any Subsidiary of such Person.

“Tax” means (a) any net income, alternative or add on minimum tax, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, as well as any liabilities under any state abandonment or unclaimed property, escheat or similar laws, together with any interest, penalty, linkage differential, addition to tax or additional amount imposed by any Law or Governmental Authority, whether disputed or not, (b) any liability for the payment of any amounts of any of the foregoing types as a result of being a member of an affiliated, consolidated, combined or unitary group, or being a party to any agreement or arrangement whereby liability for payment of such amounts was determined or taken into account with reference to the liability of any Person, and (c) any liability for the payment of any amounts of the foregoing types as a result of being a transferee or successor under applicable Law, or a party to any agreements or arrangements (whether or not written) or with respect to the payment of any amounts of any of the foregoing types as a result of an obligation to indemnify any other Person.

“Tax Return” means any return, report or similar filing required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes, including all exhibits and schedules thereto.

“Treasury Regulations” means the income Tax regulations issued by the U.S. Internal.

Section 1.2 OTHER DEFINED TERMS. The following terms have the meanings assigned to such terms in the pages of this Agreement set forth below:

Page

102 Grants	59
Actions	59
Adverse Antitrust Action	58
Affiliate	2
Agreement	1
Alternative Form	34
Amended Articles of Association	10
Applicable Court	53
Book-Entry Shares	12
Business Day	2
Cashed-Out Option	16
Certificates	12
Closing	10
Closing Date	10
Code	2
Commercially Reasonable Efforts	3
Company	1
Company Alternative Proposal	52
Company Approvals	19

Company Benefit Plan	26
Company Change in Recommendation	51
Company Disclosure Schedule	17
Company Intellectual Property	33
Company Material Adverse Effect	3
Company Material Contract	37
Company Meetings	53
Company Permits	22
Company Recommendation	54
Company SEC Documents	20
Company Share Options	3
Company Shareholder Approval	53
Company Shares	11
Company Superior Proposal	53
Company’s Expenses	67
Contract	20
Copyrights	32
Costs and Expenses	68
Court Approval	54
Disinterested Shares	53
Domain Names	32
Effect	3
Effective Time	10
Environmental Law	3
ERISA	26
ERISA Affiliate	27
Exchange Act	19
Exchange Fund	12
FDA	22
FDCA	22
FIRPTA Certificate	59
Foreign Benefit Plan	29
FTC	3
GAAP	21
Governmental Authority	4
Hazardous Materials	4
Inbound Licensed Intellectual Property	33
Indebtedness	4
Indemnitee	60
Indemnitees	60
Information Statement	54
Insurance Policies	41
Intellectual Property	32
Investment Center	32
Israeli Companies Law	4
Israeli Employees	25
Israeli Government	32
Israeli Government Grants	32
Israeli Options Tax Ruling	59
Israeli Tax Code	4

Israeli Tax Rulings	59
Israeli Withholding Tax Ruling	59
Key Employees	4
Kibbutz	1
Kibbutz Shares	11
Knowledge	4
Law	4
Leased Real Property	39
Lien	4
Liquidated Damages Amount	66
Merger	1
Merger Certificate	10
Merger Consideration	11
Merger Proposal	53
Merger Sub	1
Option Payment	16
Order	20
Ordinance
Outbound Licensed Company Intellectual Property	34
Owned Real Property	39
Parent	1
Parent Approvals	44
Parent Disclosure Schedule	43
Parent Material Adverse Effect	43
Parent’s Expenses	67
Patents	32
Paying Agent	12
Permitted Lien	5
Permitted SEC Disclosure	17
Person	5
Pre-Closing Tax Period	5
Qualifying Transaction	66
Real Property	39
Recommendation Change Notice	52
Recommendation Change Notice Period	52
Registrar	10
Regulatory Law	5
Release	5
Restraint	61
Restricted Company Intellectual Property	34
Sarbanes-Oxley Act	21
Schedule 13E-3	55
SEC	20
Section 350 Vote	53
Share	11
share capital	5
Share Purchase and Subscription Agreement	1
Shareholders Agreement	1
Shareholders Meeting	53
Shares	11

Software	32
Subsidiary	5
Support Agreements	2
Surviving Corporation	1, 10
Tail Policy	60
Tax	6
Tax Return	6
Termination Date	64
Termination Fee	66
Trade Secrets	33
Trademarks	32
Transactions	1
Treasury Regulations	6
Unvested Company Options	16
Vested Company Option	15

Section 1.3 RULES OF CONSTRUCTION.

(a) The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

(b) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(c) As used in this Agreement, (i) the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation” and (ii) the words “hereby,” “herein,” “hereunder” and “hereto” shall be deemed to refer to this Agreement in its entirety and not to any specific section of this Agreement.

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Schedules” and “Exhibits” are intended to refer to Sections of this Agreement and Schedules and Exhibits to this Agreement. The section and paragraph headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. The Schedules and Exhibits are incorporated into, and made a part of, this Agreement.

(e) References to “$” and “dollars” are to U.S. dollars, and references to “NIS” are to New Israeli Shekels.

(f) No summary of this Agreement or summary of any Exhibit attached hereto or Schedule delivered herewith prepared by or on behalf of any party will affect the meaning or interpretation of this Agreement or any such Exhibit or Schedule respectively.

ARTICLE II

THE MERGER

Section 2.1 THE MERGER. At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of Israeli Companies Law, Merger Sub shall be merged with and into the Company, whereupon the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving company in the Merger (the “Surviving Corporation”).

Section 2.2 CLOSING. Unless this Agreement shall have been terminated in accordance with Section 8.1 and subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place at the offices of Yigal Arnon & Co., One Azrieli Center, Tel Aviv, Israel at 10:00 a.m., local time, on a date to be specified by the parties, which shall be no later than the fifth Business Day after the satisfaction or waiver (by the party entitled to grant such waiver and to the extent permitted by applicable Law) of each of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied by action at the Closing including issuance of the Merger Certificate, but subject to the satisfaction or waiver of such conditions at the Closing), or at such other place, date and time as the Company and the Parent may agree in writing. All actions to be taken and all documents to be executed and delivered by all parties hereto at the Closing shall be deemed to have been taken and executed and delivered simultaneously, and no action shall be deemed taken nor any document executed or delivered until all have been taken, executed and delivered. The date on which the Closing actually occurs is referred to herein as the “Closing Date.”

Section 2.3 EFFECTIVE TIME. On the Closing Date and subject to the terms and conditions hereof, the parties shall cause the Merger to be consummated by obtaining a certificate of merger (the “Merger Certificate”) issued by the Israeli Registrar of Companies (the “Registrar”). The Merger shall become effective at such time as the Merger Certificate is issued and delivered by the Registrar (such date and time as the Merger becomes effective is referred to herein as the “Effective Time”).

Section 2.4 EFFECTS OF THE MERGER. The effects of the Merger shall be as provided in this Agreement and the Merger Certificate and as specified in the applicable provisions of Israeli Companies Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the assets of every description, including choses in actions and the business of each of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, claims, liabilities and obligations of the Company and Merger Sub shall become the debts, claims, liabilities and obligations of the Surviving Corporation, all as provided under the Israeli Companies Law.

Section 2.5 ARTICLES OF ASSOCIATION OF THE SURVIVING CORPORATION. Immediately following the Effective Time, the Articles of Association of the Company shall be amended to reflect the Shareholders Agreement (the “Amended Articles of Association”), until thereafter amended in accordance with the provisions thereof and applicable Law. The Amended Articles of Association shall be submitted to the Registrar at (or promptly following) the Closing.

Section 2.6 DIRECTORS. Effective as of the Effective Time, the directors of the Surviving Corporation shall be replaced, and the individuals listed in the Shareholders

Agreement shall be appointed as directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Section 2.7 OFFICERS. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation as of the Effective Time and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

ARTICLE III

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES;

TREATMENT OF EQUITY AWARDS

Section 3.1 EFFECT ON SHARES. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, the Parent, Merger Sub or any holder of any securities of the Company or Merger Sub:

(a) CONVERSION OF COMPANY SHARES. Subject to Section 3.1(d), each ordinary share, 0.01 NIS nominal value each, of the Company issued and outstanding immediately prior to the Effective Time (such shares collectively, “Company Shares” or “Shares” and each, a “Share”), other than Shares held directly or indirectly by the Kibbutz (the “Kibbutz Shares”) and any Shares cancelled pursuant to Section 3.1(b) shall, from and after the Effective Time, thereupon be converted into a right to receive $14.50 (fourteen dollars and fifty cents) in cash, without interest thereon and less any applicable withholding Taxes (the “Merger Consideration”); and all Shares that have been thus converted into the right to receive the Merger Consideration as provided in this Section 3.1 shall automatically, without any further action on the part of any party, become the wholly owned and unencumbered Shares of the Parent, and will be registered in its name in the register of shareholders of the Company, and the holders of such Shares shall cease to have any rights with respect to such Shares other than the right to receive the Merger Consideration, without interest thereon, upon surrender of such certificates (or effective affidavits of loss in respect thereof) or Book-Entry Shares, in each case in accordance with this Article III.

(b) PARENT AND MERGER SUB OWNED SHARES; TREASURY SHARES; DORMANT SHARES. Each Share that is owned, directly or indirectly, by the Parent or Merger Sub or any direct or indirect Subsidiary thereof immediately prior to the Effective Time (in each case, other than any such Shares held on behalf of third parties), and each Share that is considered to be a “dormant share” (menayah redumah) under Israeli law shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and retired and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.

(c) NON-CONVERSION OF KIBBUTZ SHARES. As provided in the foregoing subsection (a) of this Section 3.1, no Company Share that is a Kibbutz Share shall, by virtue of the Merger, be converted into a right to receive Merger Consideration, and all such Shares shall remain, directly or indirectly, the property of the Kibbutz. Additional Kibbutz Shares shall be purchased by the Parent from the Kibbutz pursuant to the terms and conditions of the Share Purchase and Subscription Agreement.

(d) ADJUSTMENTS. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding Company Shares shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares or any stock dividend or stock distribution with a record date during such period (it being understood that the right of the Company to effect any of the foregoing shall be subject to Section 6.1 hereof), the Merger Consideration shall be equitably adjusted to reflect such change.

Section 3.2 EXCHANGE OF CERTIFICATES.

(a) PAYING AGENT. Prior to the Closing Date, the Parent shall (i) designate the Company’s stock transfer agent (or an Affiliate thereof) or a bank or trust company to act as paying agent hereunder (the “Paying Agent”), in each case reasonably acceptable to the Company, and (ii) enter into a paying agent agreement with such Paying Agent, to serve as Paying Agent. At or prior to the Effective Time, the Parent shall deposit, or shall cause to be deposited, with the Paying Agent, in trust for the benefit of the holders of the Shares, cash in U.S. dollars in an amount sufficient to pay the aggregate Merger Consideration in exchange for all of the Shares outstanding immediately prior to the Effective Time (other than the Shares cancelled pursuant to Section 3.1(b) and the Kibbutz Shares), payable upon due surrender of the certificates that immediately prior to the Effective Time represented Shares (“Certificates”) (or effective affidavits of loss accompanied by any bond required by Section 3.2(g) in lieu thereof) and non-certificated Shares represented by book-entry (“Book-Entry Shares”) pursuant to the provisions of this Article III (such cash, and any proceeds thereon, being hereinafter referred to as the “Exchange Fund”).

(b) PAYMENT PROCEDURES.

(i) As soon as reasonably practicable after the Effective Time (but in no event later than five Business Days following the Effective Time), the Parent will cause the Paying Agent to mail to each holder of record whose Shares were converted into the right to receive the Merger Consideration pursuant to Section 3.1, (A) a letter of transmittal (which shall specify that delivery shall be effected, and that risk of loss and title to Certificates shall pass, only upon delivery of Certificates (or effective affidavits of loss accompanied by any bond required by Section 3.2(g) in lieu thereof) or Book-Entry Shares to the Paying Agent and shall be in such form and have such other provisions as agreed between the Parent and the Company), and (B) instructions for use in effecting the surrender of Certificates (or effective affidavits of loss accompanied by any bond required by Section 3.2(g) in lieu thereof) or Book-Entry Shares in exchange for the Merger Consideration. The Exchange Fund shall not be used for any purpose other than to fund payments in accordance with this Agreement.

(ii) Upon surrender of Certificates (or effective affidavits of loss in lieu thereof) to the Paying Agent together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, or the receipt of an “agent’ s message” by the Paying Agent (or such evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of Book-Entry Shares, and such other documents as may customarily be required by the Paying Agent, including a declaration form in which the holder of record of Certificate Shares states whether the holder is a resident of Israel as defined in the Israeli Tax Code and provides such other information as is required pursuant to the Israeli Tax Code and the Israeli Withholding Tax Ruling, if obtained, the holder of such

Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor an amount (subject to any applicable withholding Tax as specified in Section 3.2(b)(iii)) equal to the product of (x) the number of Shares represented by such holder’s properly surrendered Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares multiplied by (y) the Merger Consideration, not later than five (5) Business Day following Payment Agent’s receipt of such Certificates (or affidavit of loss in lieu thereof) or Book-Entry Shares, and such Certificates or Book-Entry Shares shall be cancelled. No interest will be paid or accrued on any amount payable upon the surrender of Certificates or Book-Entry Shares. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, any amounts payable upon due surrender of the Certificate may be paid to such a transferee if the Certificate formerly representing such Shares is presented to the Paying Agent, is properly endorsed or otherwise in proper form for transfer and is accompanied by all documents required to evidence and effect such transfer and to evidence to the Surviving Corporation’s reasonable satisfaction that any applicable Taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 3.2, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender and in accordance with the terms hereof the Merger Consideration as contemplated by this Article III.

(iii) Notwithstanding anything to the contrary in this Agreement, each of the Paying Agent, Merger Sub, the Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable pursuant to this Agreement to any holder or former holder of Company Shares and Company Share Options (in the case of Company Share Options subject to the provisions of Section 3.3 hereunder), such amounts as may be required to be deducted or withheld therefrom under the Code, the Israeli Tax Code, or under any provision of state, local, Israeli or other applicable Law or any other applicable legal requirement; provided that (i) if the Israeli Withholding Tax Ruling is obtained, deduction and withholding of any amounts under the Israeli Tax Code or any other provision of Israeli law, if any, shall be made only in accordance with the provisions of the Israeli Withholding Tax Ruling, and (ii) if any holder of Company Shares provides the Paying Agent, the Parent or the Surviving Corporation with a valid approval or ruling issued by the applicable Governmental Authority regarding the withholding (or reduction or exemption from withholding) of Israeli Tax from the consideration payable or otherwise deliverable pursuant to this Agreement, which in the reasonable discretion of Israeli counsel to the Parent is sufficient to enable the Parent to conclude that no withholding or a reduced rate of withholding, as applicable, of Israeli Tax is required, then the deduction and withholding of any amounts under the Israeli Tax Code or any other provision of Israeli law, if any, from the consideration payable to such holder shall be made only in accordance with the provisions of such approval or ruling. To the extent such amounts are so deducted or withheld, (i) the Paying Agent, the Parent and/or the Surviving Corporation, as applicable, shall provide the holder of Company Shares from whom an amount was deducted or withheld with a written notice, as may be required by any applicable Law, stating the amount so deducted or withheld, (ii) such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid, and (iii) the Paying Agent and/or the Parent shall cause such amounts to be paid to the proper taxing authorities in accordance with applicable Laws not earlier than three (3) Business Days prior to the last day on which such payment is required, provided, however, that any such withheld or deducted amounts (or such applicable portion thereof) shall be released to any holder of Company Shares when and to the extent that the Paying Agent or the Parent has received, at least four (4) Business Days prior to the last day on which the amounts so withheld or deducted must be paid to the applicable authority (and before such amounts are paid), certificates or forms issued by the applicable tax authority as are sufficient, under applicable Law, to establish that withholding is not required, in whole or in part, with respect to Merger Consideration payable to such holder of Company Shares.

(c) THE COMPANY’S TRANSFER BOOKS CLOSED; NO FURTHER OWNERSHIP RIGHTS IN THE COMPANY SHARES. At the close of business on the day during which the Effective Time occurs: (i) the share transfer books of the Company shall be deemed closed, and no transfer of any Company Shares or any Certificates in respect thereof shall thereafter be made or consummated, other than as contemplated in the Share Purchase and Subscription Agreement, and (ii) all holders of Company Shares (other than the Kibbutz in respect of the Kibbutz Shares) that were outstanding immediately prior to the Effective Time shall cease to have any rights as shareholders of the Company, except the right to receive for each of the Company Shares, upon the surrender of such Certificate or transfer of such Book-Entry Shares in accordance with Article III, the Merger Consideration, in each case as specified herein or by any applicable Law. No further transfer of any such Company Shares that were outstanding immediately prior to the Effective Time shall be made on such share transfer books after the Effective Time, other than as contemplated in the Share Purchase and Subscription Agreement. If, after the Effective Time, a valid Certificate of a Company Share that was outstanding immediately prior to the Effective Time is surrendered for transfer or a valid Book-Entry Share is transferred to the Paying Agent or to the Surviving Corporation or the Parent for transfer, such Certificate or Book-Entry Share shall be canceled and shall be exchanged as provided in this Article III, subject to the terms of applicable Law. The Merger Consideration shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such Company Shares.

(d) TERMINATION OF EXCHANGE FUND. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of Shares or Company Options for twelve (12) months after the Effective Time shall be delivered to the Parent upon demand, and any former holders of Shares or Company Options who have not theretofore complied with this Article III shall thereafter look only to the Parent (subject to abandoned property, escheat or other similar laws) for payment of their claim for the Merger Consideration, without any interest thereon, upon due surrender of their Shares.

(e) NO LIABILITY. Notwithstanding anything herein to the contrary, none of the Company, the Parent, the Kibbutz, Merger Sub, the Surviving Corporation, the Paying Agent or any other Person shall be liable to any former holder of Shares or Company Options for any amount properly delivered from the Exchange Fund to a public official pursuant to any abandoned property, escheat or similar Law. If any Certificate or Book-Entry Share shall not have been surrendered immediately prior to such date on which the portion of the aggregate Merger Consideration payable to the holder of such Certificate or Book-Entry Share pursuant to this Article III would otherwise escheat to or become the property of any Governmental Authority, any such Merger Consideration in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of the Parent, and any former holder of Shares who has not theretofore complied with this Article III shall thereafter look only to the Parent for payment of his or her claim in respect of the portion of the aggregate Merger Consideration payable with respect to such Certificate or Book-Entry Share.

(f) INVESTMENT OF EXCHANGE FUND. The Paying Agent shall invest all cash included in the Exchange Fund as directed by the Parent or, after the Effective Time, the Surviving Corporation; provided that, (i) no such investment shall relieve the Parent or the Paying Agent from making any payments required by this Article III, (ii) no such investment shall have maturities that could prevent or delay payments to be made pursuant to this Agreement, and (iii) such investment shall be in short-term obligations of the United States of America (or be guaranteed by the United States of America and backed by the full faith and credit of the United States of America) with maturities of no more than thirty (30) days. Any interest and other income resulting from such investments shall be paid to the Parent. If for any reason the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made by the Paying Agent hereunder, Parent shall promptly deposit cash in the Escrow Fund in an amount of cash required to fully satisfy such payment obligations.

(g) LOST CERTIFICATES. In the case of any Certificate that has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder thereof and, if required by the Surviving Corporation, the posting by such holder of a bond in customary or reasonable amount as indemnity against any claim that may be made against the Surviving Corporation or the Parent with respect to such Certificate, the Paying Agent will exchange for such lost, stolen or destroyed Certificate an amount of cash equal to the number of Shares represented by such lost, stolen or destroyed Certificate multiplied by the Merger Consideration.

Section 3.3 TREATMENT OF EQUITY AWARDS.

(a) VESTED COMPANY OPTIONS. Each Company Share Option (a “Vested Company Option”) that is vested and outstanding prior to the Effective Time shall automatically be exercised as of and subject to occurrence of the Closing. Such exercise shall be effected either by appropriate amendment to the Company Benefit Plan which forces the exercise of the Vested Company Options as of the Closing or by voluntary exercise on the part of the holder of Vested Company Options. Such holders of Vested Company Options shall not be required to make payment of the exercise price of such Vested Company Options at the time of exercise, and instead the following shall apply: As soon as practicable after the Effective Time, the Parent shall cause the Paying Agent to transfer to (x) the 102 Trustee (in the case of Vested Company Options held by the 102 Trustee) or (y) the Company (in the case of all other Vested Company Options) the full Merger Consideration payable with respect to the Company Shares obtained upon exercise of such Vested Company Options, and the 102 Trustee or the Company, as the case may be, shall (i) transfer to the Company the full amount of the exercise price for such Company Vested Options, (ii) pay or cause to be paid the balance of the Merger Consideration to each former holder of Vested Company Options, less applicable deductions and withholding at the time of payment, which shall be transferred to the applicable Tax authority. Notwithstanding the foregoing, the proceeds payable with respect to Company Shares obtained upon exercise of Vested Company Options which are held by the Section 102 Trustee shall be held, paid and distributed by the 102 Trustee in accordance with applicable Law, including, without limitation, the provisions of Section 102 of the Israeli Tax Code and the regulations and rules promulgated thereunder and the Israeli Options Tax Ruling, if obtained.

(b) UNVESTED COMPANY OPTIONS. Each Company Share Option that is outstanding and unvested immediately prior to the Effective Time (“Unvested Company

Options”) shall be cancelled effective as of the Effective Time, provided however that each Unvested Company Option that has an exercise price per share that is less than the Merger Consideration (such Unvested Company Option, a “Cashed-Out Option”) shall entitle the beneficial owner of such Cashed-Out Option to the right to receive, with respect to each Company Share underlying such Cashed Out Option, an amount in cash equal to the Merger Consideration less the exercise price of such Company Share Option (the “Option Payment”) as set forth in this Section 3.3.

(c) REASONABLE ACTIONS. Prior to the Effective Time, the Company shall take all action that may be reasonably necessary (under the Company Benefit Plans, option grant agreements and otherwise) to effectuate the provisions of this Section 3.3 and to ensure that, from and after the Effective Time, all vested Company Options shall have been exercised effective upon the Closing and the holders of Unvested Company Options shall have no rights with respect thereto other than those specifically provided in this Section 3.3.

(d) PAYMENT TO HOLDERS OF CASHED-OUT OPTIONS. As soon as practicable after the Effective Time, the Parent and the Kibbutz shall transfer or cause the Paying Agent to transfer (i) to the Company, or, as applicable or if required under the Israeli Option Tax Ruling, to the 102 Trustee, a cash payment in an amount equal to the Option Payment which holders of Cashed-Out Options are entitled to receive pursuant to this Section 3.3, to be held and distributed in accordance with applicable Law (including, without limitation, until fulfillment of the latter of: (A) the provisions of Section 102 of the Israeli Tax Code and the regulations and rules promulgated thereunder and the Israeli Options Tax Ruling, if obtained), if applicable, and (B) the holder of such Unvested Company Option’s continued employment or service through the applicable vesting dates, according to the vesting schedule applying to the Company Share Option at the Effective Time. The payments required to be made under this Section 3.3(d) shall be shared equally by the Parent and the Kibbutz.

(e) LONG TERM INCENTIVE PLANS AFTER CLOSING. It is the parties’ intention that the Company, under approval of the Board of Directors, shall implement an initial long term incentive plan following the consummation of the transaction, and may at the Board’s discretion implement subsequent long term incentive plans thereafter. Such plans will be set for the benefit of the Chief Executive Officer and a certain number of key employees proposed by the Chief Executive Officer to the Board. The terms, conditions and execution of each long term incentive plan shall be determined by the Board pursuant to which beneficiaries of such plan shall be entitled to a special payment in the event the Company achieves certain long term targets and also depending on the level of individual execution by each beneficiary. During the term of a given long term incentive plan, the Company will put aside each year a certain percentage of its profits to fully fund the payment of such plan.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as (i) disclosed in the Company’s Form 20-F filed with the SEC on June 28, 2010 (but excluding (w) any amendment to such document filed on or after the date of this Agreement, (x) any disclosures that contain cautionary, predictive or forward-looking statements, (y) any disclosures set forth in any section entitled “risk factors” or constituting “forward-looking statements” or any other similar or comparable sections of such filings, and (z) any disclosures in the financial statements, other than the notes thereto, included in any such document), in each case such that the relevance of such disclosure in qualifying the representations and warranties of the Company is reasonably apparent on the face of such disclosure (collectively, the “Permitted SEC Disclosure”), or (ii) disclosed in the corresponding numbered sections of the Disclosure Schedule delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure Schedule”) (it being agreed that disclosure of any item in any section of the Company Disclosure Schedule or any Permitted SEC Disclosure shall be deemed disclosure with respect to any other section of this Agreement to which the relevance of such item is reasonably apparent on its face), the Company represents and warrants to the Parent and Merger Sub as of the date hereof as follows:

Section 4.1 QUALIFICATION; ORGANIZATION. Each of the Company and its Subsidiaries is a legal entity duly organized and validly existing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of the Company and its Subsidiaries is qualified to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not have a Company Material Adverse Effect. The Company’s Articles of Association and the Articles of Association (or analogous constitutive and organizational documents) of each of the Company’s Subsidiaries are in full force and effect, except where failure to be in full force and effect would not result in a Company Material Adverse Effect. The Company has made available to the Parent prior to the date of this Agreement a true and complete copy of the Company’s Articles of Association and of the analogous constitutive and organizational documents of the Company’s Subsidiaries, each as amended through the date of this Agreement. Neither the Company nor any of its Subsidiaries is in material violation of the provisions of its organizational documents. Section 4.1 of the Company Disclosure Schedule lists every jurisdiction including each state in the United States in which the Company or any Subsidiary of the Company has facilities or maintains an office. Neither the Company nor its predecessors has conducted any business under, or otherwise used for any purpose in any jurisdiction, any fictitious name, assumed name, “d/b/a”, trade name or other name.

Section 4.2 OWNERSHIP OF SUBSIDIARIES. Section 4.2 of the Company Disclosure Schedule accurately sets forth for each Subsidiary of the Company: its name, place of incorporation or formation and, if not wholly owned directly or indirectly by the Company, the record ownership as of the date of this Agreement of all share capital or other equity interests issued thereby. Except as set forth in Section 4.2 of the Company Disclosure Schedule, all of the outstanding equity interests of each Subsidiary of the Company are duly authorized, validly issued, fully paid and non-assessable and are owned, directly or indirectly, by the Company free and clear of any Liens (other than Permitted Liens), and none of such outstanding equity interests has been issued in violation of or subject to any preemptive or similar rights, purchase option, call right or right of first refusal. Except as set forth in Section 4.2 of the Company Disclosure Schedule, there are no outstanding options, warrants, calls, stock appreciation rights or other rights or commitments or any other agreements of any character relating to the sale, issuance or voting of, or the granting of rights to acquire any equity interests of, any such Subsidiary of the Company, or any securities or other instruments convertible into, exchangeable for or evidencing the right to purchase any equity interests of any such Subsidiary of the Company. Except as set forth in Section 4.2 of the Company Disclosure Schedule, the Company does not own any share capital, membership interests, security or other interest in any other Person.

Section 4.3 SHARE CAPITAL.

(a) The authorized share capital of the Company as of the date of this Agreement consists of 100,000,000 Company Shares. As of the close of business on October 14, 2010 (the “Measurement Date”), there were outstanding (i) 16,781,096 Company Shares and (ii) Company Share Options to purchase an aggregate of 1,465,167 Company Shares. Between the Measurement Date and the date of this Agreement, there have been no changes in the amounts set forth in the preceding sentence except as a result of the exercise of Company Share Options. The authorized share capital of the Company does not consist of any preferred shares.

(b) All the outstanding Company Shares are (i) issued and granted in compliance in all material respects with all applicable securities and other applicable Laws and (ii) duly authorized, validly issued, fully paid and nonassessable and are not subject to or issued in violation of any preemptive or similar rights, purchase option, call right, right of first refusal or similar rights. All Company Share Options have been granted in compliance in all material respects with the terms of the applicable Company Benefit Plans, with applicable Law and with the applicable provisions of the Company’s Articles of Association as in effect at the applicable time, and all such Company Share Options are disclosed as required under applicable Law in the Company SEC Documents, including the financial statements contained therein or attached thereto (if amended or superseded by a filing with the SEC made prior to the date of this Agreement, as so amended or superseded).

(c) The Parent will own, upon the consummation of the Transactions, 50% of the outstanding Company Shares, free and clear of any Liens.

(d) Except as set forth in Section 4.3(d) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is contractually obligated to purchase, redeem or otherwise acquire any of its outstanding shares, or any voting or equity securities or interests of any of its Subsidiaries. No shareholder of the Company, and no shareholder of any of the Company’s Subsidiaries that is not a wholly-owned Subsidiary, is entitled to any preemptive or similar rights to subscribe for shares of the Company’s share capital. Except as set forth in Section 4.3(d) of the Company Disclosure Schedule, there is no outstanding voting trust, proxy, shareholder or other agreement to which the Company or any of its Subsidiaries is a party or is bound with respect to the voting, transfer or registration rights of the Company’s share capital or other voting securities of the Company or any of its Subsidiaries.

(e) Section 4.3(e) of the Company Disclosure Schedule sets forth a complete and correct list of all Persons who, as of the date of this Agreement, are eligible to receive Shares in respect of Company Share Options, indicating, with respect to each Company Share Option then outstanding, as applicable, the number of Company Shares subject to such Company Share Option, the exercise price, if any, date of grant and expiration date thereof, and with respect to Company Share Options granted to Israeli taxpayers, whether each such Company Share Option was granted pursuant to Section 3(i) of the Israeli Tax Code or, Section 102 of the Israeli Tax Code (prior to January 1, 2003) or Section 102 of the Israeli Tax Code (on or after January 1, 2003) and specifying the subsection of Section 102 of the Israeli Tax Code pursuant to which the Company Option was granted. Except as set forth in Section 4.3(e) of the Company Disclosure Schedule, there are no outstanding options, warrants, calls, stock appreciation rights or other rights or commitments or any other agreements of any character to which the Company is a party relating to the sale, issuance or voting of, or the granting of rights to acquire any equity interests of, the Company, or any securities or other instruments convertible into, exchangeable for or evidencing the right to purchase any equity interests of the Company.

Section 4.4 AUTHORITY. The Company has all requisite corporate power and authority to enter into this Agreement and, subject to receipt of approval at the Company Meetings and the Merger Certificate, to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly authorized by the Board of Directors of the Company, and to the extent required under applicable Law and the Company’s Articles of Association, the audit and other committees of the Board of Directors of the Company and, except for (i) the required approvals at the Company Meetings and (ii) obtaining the Merger Certificate from the Israeli Registrar of Companies, no other corporate proceedings on the part of the Company are necessary to authorize this Agreement and to consummate the Transactions by the Company or any of its Subsidiaries. The Board of Directors of the Company has unanimously approved this Agreement. This Agreement has been duly and validly executed and delivered by the Company, and the Shareholders Agreement will be at Closing duly and validly executed and delivered by the Company, and assuming each of this Agreement and the Shareholders Agreement constitutes (or will constitute for the Shareholders Agreement) the valid and binding agreement of the Parent, Merger Sub (where applicable) and the Kibbutz (where applicable), this Agreement and the Shareholders Agreement constitutes (or will constitute for the Shareholders Agreement), the valid and binding agreements of each of the Company and the Company’s Subsidiaries (where applicable), enforceable against the Company and each of the Company’s Subsidiaries (where applicable) in accordance with their terms, except that such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws now or hereafter in effect relating to creditors’ rights and general principles of equity, whether considered in a proceeding at law or in equity.

Section 4.5 CONSENTS AND APPROVALS. Other than in connection with or in compliance with (i) the Court Approval, (ii) the provisions of the Israeli Companies Law, (iii) the Securities Exchange Act of 1934, as amended (including the rules and regulations promulgated thereunder, the “Exchange Act”), (iv) applicable Regulatory Laws in the jurisdictions in which the Company does business, (v) the rules and regulations of The NASDAQ Global Market and Tel Aviv Stock Exchange, and (vi) the approvals set forth on Section 4.5 of the Company Disclosure Schedule (collectively, the “Company Approvals”), no material authorization, consent, clearance or approval of, or filing or notification with, any Governmental Authority is necessary, under any Law applicable to the Company or any of its Subsidiaries (where applicable) or any of their respective properties or assets, for the execution and delivery of this Agreement and the Shareholders Agreement by the Company and its Subsidiaries (where applicable) and the consummation by each of them of the Transactions.

Section 4.6 ABSENCE OF DEFAULTS, CONFLICTS, ETC. Except as set forth in Section 4.6 of the Company Disclosure Schedule, the execution and delivery by the Company of this Agreement and the Shareholders Agreement do not, and the consummation of the Merger and the Transactions and compliance with the provisions hereof and thereof will not, (i) result in any material violation of, or default (with or without notice or lapse of time, or both) under, or any material increased cost or loss of benefit to the Company or any of its Subsidiaries or material increased benefit to another party thereto or any material change in terms thereof under, or give rise to a right of, termination, cancellation or acceleration of any obligation under, any loan, guarantee of Indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right, license, arrangement or other obligation (whether written or oral) (each, a “Contract”) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries, (ii) conflict with or result in any violation in any respect of any provision of the Articles of Association or other equivalent organizational document, in each case as amended, of the Company or any of its Subsidiaries or (iii) assuming all authorizations, consents, approvals or filings contemplated by Section 4.5 have been obtained, and all filings and notifications described in Section 4.5 have been made, conflict with or violate in any material way any Laws applicable to the Company or any of its Subsidiaries or any of their respective properties or assets or any order, injunction, decree or judgment (each, an “Order”) applicable to the Company or any of its Subsidiaries, other than, in the case of clauses (i) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, Lien or other circumstance that would not or would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.7 REPORTS AND FINANCIAL STATEMENTS.

(a) The Company has timely filed or furnished all forms and reports required to be filed or furnished by it with the Securities and Exchange Commission (the “SEC”) between January 1, 2008 and the date of this Agreement (the “Company SEC Documents”). As of their respective dates, or, if amended, as of the date of the last such amendment, the Company SEC Documents complied in all material respects as to form with the applicable requirements of the Securities Act of 1933, as amended (including the rules and regulations promulgated thereunder, the Securities Act and the Exchange Act, as the case may be, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The Company has made available to the Parent true, correct and complete copies of all written correspondence between the SEC, on the one hand, and the Company or any of its Subsidiaries, on the other hand, occurring since January 1, 2008 and until the date of this Agreement. As of the date of this Agreement, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to any Company SEC Documents. Each of the consolidated financial statements (as restated, if applicable, and including all related notes and schedules) of the Company included in the Company SEC Documents or filed after the date of this Agreement (i) were or will be prepared from the books and records of the Company and its Subsidiaries, (ii) as of their respective dates (or if amended prior to the date of this Agreement, as of the date of such amendment) complied in all material respects with all applicable accounting requirements (except, in the case of unaudited statements, for the absence of footnotes) and with the rules and regulations of the SEC with respect thereto, (iii) fairly present or will fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof and the consolidated results of their operations and their consolidated cash flows and changes in shareholders’ equity for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein), and (iv) were or will be prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

(c) Section 4.7(c) of the Company Disclosure Schedule is a true and complete schedule of the Company’s outstanding Indebtedness as of the close of business on September 30, 2010. As of September 30, 2010, the unused commitment under the Company’s credit facility was approximately $11,000,000.

Section 4.8 INTERNAL CONTROLS AND PROCEDURES.

(a) The Company is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”) and (ii) the applicable listing and other rules and regulations of the NASDAQ Global Market and the Tel Aviv Stock Exchange, in each case as applicable to foreign private issuers and dual listed companies. The Company has established and maintains disclosure controls and procedures and internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to provide reasonable assurance that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

(b) The Company has disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Board of Directors of the Company (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting, which are reasonably likely to materially adversely affect the Company’s ability to record, process, summarize and report financial data and (ii) any fraud or allegation of fraud, whether or not material, known to the management of the Company that involves management or other employees, in each case who have a significant role in the Company’s internal controls over financial reporting. The Company carried out an evaluation, under the supervision and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2009, and such assessment concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2009, at the reasonable assurance level. To the Company’s Knowledge, no executive officer of the Company has provided information to any Governmental Authority regarding the commission of any crime or the violation of any Law applicable to the Company, any of its Subsidiaries or any part of their respective operations.

(c) The Company is in compliance in all material respects with the applicable provisions of the Israeli Companies Law regarding the maintenance of an audit committee and internal auditor.

Section 4.9 NO UNDISCLOSED LIABILITIES. Except (a) as reflected or reserved against in the Company’s consolidated balance sheet as of June 30, 2010 (or the notes thereto) included in the Company SEC Documents, (b) expenses incurred in the ordinary course of business consistent with past practice since June 30, 2010, (c) for the period after June 30, 2010 only, liabilities for performance of obligations of the Company and its Subsidiaries under Contracts to which they are party, to the extent such liabilities are ascertainable (in nature, scope and amount) from copies of such Contracts made available to the Purchaser, (d) liabilities incurred in connection with negotiation, preparation, execution of this Agreement and the Transactions and (e) liabilities described on Section 4.9 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has any material liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected in the consolidated balance sheet of the Company. Except as set forth in Section 4.9 of the Company Disclosure Schedule, none of the Company nor any of its Subsidiaries is a party to any off-balance sheet arrangements or obligations under any agreement or instrument, including any interest rate or currency cap, swap, collar, hedging or similar transaction that could have a current or future material effect upon the Company’s consolidated financial condition or results of operations.

Section 4.10 COMPLIANCE WITH LAW; PERMITS.

(a) The Company and its Subsidiaries are in material compliance with and are not in default under or in violation of any (i) Law or (ii) Order, in each case, applicable to the Company, such Subsidiaries or any of their respective properties or assets (including, without limitation, applicable federal or state criminal or civil health care Laws and the regulations promulgated pursuant to such Laws and Laws relating to unlawful practice of medicine or other professionally licensed activities) and have not received any written notice of any non-compliance, default or violation of such Laws or Orders, except in the case of each of (i) and (ii) above, where such non-compliance, default or violation of Laws and Orders would not have a Company Material Adverse Effect.

(b) The Company and its Subsidiaries are in possession of all material authorizations, licenses, permits, consents, certificates, approvals and orders of any Governmental Authority and have made all necessary filings, applications and registrations with any Governmental Authority (including any authorizations required under the Federal Food, Drug and Cosmetic Act of 1938, as amended (the “FDCA”) and any regulations of the U.S. Food and Drug Administration (the “FDA”) promulgated thereunder), and to the extent applicable to the Company, counterpart laws and regulations in the European Union, Israel and all other countries where compliance is required with such or similar Laws or regulations which in any such case are necessary for the Company and its Subsidiaries to carry on their businesses as they are now being conducted (the “Company Permits”), except for failures to hold any such Company Permits that would not cause a Material Adverse Effect. All Company Permits are in all material respects in full force and effect. The Company and its Subsidiaries are in compliance with the terms and conditions of the Company Permits, except for such violations that would not have individually or in the aggregate a Company Material Adverse Effect, and neither the Company nor any of its Subsidiaries has received notice of any violation of the terms or conditions of the Company Permits, or alleging the failure to hold or obtain any Company Permits required to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted, except as would not result in individually or in the aggregate a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received written notice that any material Company Permit will not be renewed, and there are, to the Knowledge of the Company, no actions, suits, inquiries, investigations or proceedings pending to revoke or withdraw any such material Company Permits.

Section 4.11 FOREIGN CORRUPT PRACTICES AND INTERNATIONAL TRADE SANCTIONS. None of the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any of their respective directors, officers, agents, employees or any other Persons acting on their behalf has, in connection with the operation of their respective businesses, (i) used any corporate or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials, candidates or members of political parties or organizations, or established or maintained any unlawful or unrecorded funds in violation of Section 104 of the Foreign Corrupt Practices Act of 1977, as amended, the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related texts, Title 5 of the Israeli Penalty Law (Bribery Transactions), the Israeli Prohibition on Money Laundering Law, 2000 or any other similar applicable Law, (ii) paid, accepted or received any unlawful contributions, payments, expenditures or gifts, or (iii) violated or operated in noncompliance with any export restrictions, anti-boycott regulations, embargo regulations or other applicable Laws and regulations in the United States, Israel or elsewhere, in each case, except as would not have a Company Material Adverse Effect.

Section 4.12 INVESTIGATIONS; LITIGATION. As of the date of this Agreement, (a) the Company has not received written notice of any investigation or review pending (and, to the Knowledge of the Company, no such investigation or review is threatened) by any Governmental Authority with respect to the Company or any of its Subsidiaries that would have a Company Material Adverse Effect, and (b) except as set forth in Section 4.12 of the Company Disclosure Schedule, (A) there are no actions, notices, suits, claims, arbitrations or proceedings (i) pending against (or, to the Knowledge of the Company, threatened against or affecting) the Company or any of its Subsidiaries, or (ii) to the Knowledge of the Company, pending or threatened against or affecting (y) any of their respective properties or, (z) for which the Company or any of its Subsidiaries is required to indemnify a third party at Law or in equity; and (B) there are no orders, judgments or decrees of or before, any Governmental Authority, in each case, which would if adversely determined, have a Company Material Adverse Effect or be reasonably expected to result in any payment by the Company and its Subsidiaries in excess of $150,000 individually.

Section 4.13 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since December 31, 2009 up to the date of this Agreement, except as otherwise specifically contemplated or permitted by this Agreement, the businesses of the Company and its Subsidiaries have been conducted in all material respects in the ordinary course of business consistent with past practice and there has not been any Company Material Adverse Effect. Since December 31, 2009, except as set forth in Section 4.13 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has taken any of the following actions set forth in Section 6.1 except in accordance with such Section, or that, if it had been taken after the date of this Agreement, would have required such consent: 6.1(i) (Dividends; Changes in Stock), 6.1(ii) (Issuance of Securities) (but as to the Company only), 6.1(iii) (Organizational Documents) (but as to the Company only), 6.1(iv) (No Acquisitions), 6.1(v) (No Dispositions; Liens), 6.1(vi) (No Dissolution), 6.1(vii) (Accounting), 6.1(xi) (Related Party Transaction), 6.1(xii) (Indebtedness) (but with reference to $2,000,000 in the aggregate above total Indebtedness outstanding as of December 31, 2009), 6.1(xiii) (Capital

Expenditures) (but with reference to expenditures in excess of $8,000,000 in the aggregate only during such time period, and not with reference to expenditures in excess of 15% of its 2010 capital budget), 6.1(xiv) (Settlement of Claims) and 6.1(xv) (Intellectual Property).

Section 4.14 LABOR MATTERS.

(a) Except as set forth in Section 4.14(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement in Israel or the United States (or similar agreement or arrangement in any other jurisdiction) with any labor union, works council or similar labor organization. Except as set forth in Section 4.14(a) of the Company Disclosure Schedule, there are no collective bargaining agreements in Israel or the United States (or similar agreements or arrangements in any other jurisdiction) that pertain to any of the employees of the Company or its Subsidiaries with respect to their employment with the Company or its Subsidiaries. Except as set forth in Section 4.14(a) of the Company Disclosure Schedule, (i) no employees of the Company or its Subsidiaries are represented by any labor union, works council or organization with respect to their employment with the Company or its Subsidiaries and (ii) to the Knowledge of the Company, there are no union organizing activities with respect to any employee of the Company or its Subsidiaries.

(b) No labor union, labor organization, works council, or group of employees of the Company or its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the Company, threatened in writing to be brought or filed with the labor courts in Israel, or the National Labor Relations Board in the United States, or any labor relations tribunal or authority in any other jurisdiction.

(c) Since January 1, 2008 up to the date of this Agreement, there have not been any actual, or to the Knowledge of the Company, threatened: (i) strikes, lockouts, slowdowns, or work stoppages, or (ii) material unfair labor practice charges, arbitrations or labor disputes (other than routine individual grievances), in each case, against or materially affecting the Company or its Subsidiaries.

(d) The Company and its Subsidiaries are in material compliance with all applicable Laws respecting employment and employment practices, including, without limitation, all Laws respecting terms and conditions of employment, wages and hours and labor relations, health and safety, child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity, affirmative action, classification of workers as independent contractors, workers’ compensation, plant closings, layoffs, employee leave issues and unemployment insurance except as would not have a Company Material Adverse Effect. The Company and its Subsidiaries are in compliance in all material respects with all notice and other requirements, and do not have any material liabilities, under the Worker Adjustment and Retraining Notification Act and any similar state, local or non-U.S. Law relating to plant closings and layoffs.

(e) Except as set forth in Section 4.14(e) of the Company Disclosure Schedule, from January 1, 2008 to the date of this Agreement, the Company and its Subsidiaries have not received (i) written notice of any charge or complaint with respect to or relating to them pending before the Equal Employment Opportunity Commission or any other Governmental Authority responsible for the prevention of unlawful employment practices, (ii) written notice of any material unfair labor practice charge or complaint pending or threatened before the National Labor Relations Board or any other Governmental Authority against them, or (iii) notice of any material complaints, grievances or arbitrations arising out of any collective bargaining agreement or similar agreement.

(f) The Company and its Subsidiaries have maintained any required compliance program aimed at ensuring that their manufacturers, contractors and subcontractors engaged in the manufacturing of products for the Company and its Subsidiaries do not utilize forced labor, prison labor, convict labor, indentured labor, child labor, corporal punishment or other forms of mental or physical coercion in connection with the manufacture of the products for the Company and its Subsidiaries.

(g) The Company has delivered to the Parent a list of all of the individuals who are currently performing services for the Company or any of its Subsidiaries who are classified as “consultants” or “contract labor” or “freelancers” or “independent contractors” and who either (i) are working to develop, or have developed, any Intellectual Property, or (ii) whose annual compensation is in excess of $100,000, together with copies of the agreements with each such person. Other than the individuals referred to above, neither the Company nor any Subsidiary engages any consultants, contract laborers, freelancers or independent contractors who meet the qualifications set forth above.

(h) Without limiting any other representations and warranties contained in this Section 4.14 with respect to employees of the Company or any of its Subsidiaries who reside or work in Israel (“Israeli Employees”), except as set forth in Section 4.14(h) of the Company Disclosure Schedule: (i) the employment of each Israeli Employee is subject to termination upon up to 30 days prior written notice under the termination notice provisions included in the applicable employment agreement with such Israeli Employee or applicable Law, (ii) all obligations of the Company or any of its Subsidiaries to provide statutory severance pay to all Israeli Employees pursuant to the Severance Pay Law (5723-1963) as of December 31, 2009, are fully funded or accrued on the Company’s financial statements, (iii) no Israeli Employee’s employment by any of the Company or any of its Subsidiaries requires any special license, permit or other approval, including a permit for foreign experts, from any Governmental Authority, (iv) there are no unwritten policies, practices or customs of the Company or any of its Subsidiaries that, by extension, could reasonably be expected to entitle any Israeli Employee to material benefits in addition to what such Israeli Employee is entitled to by applicable Law or under the terms of such Israeli Employee’s employment agreement (including unwritten customs or practices concerning bonuses, the payment of statutory severance pay when it is not required under applicable Law, etc.), (v) all amounts that the Company or any of its Subsidiaries is legally or contractually required either: (A) to deduct from Israeli Employees’ salaries or to transfer to such Israeli Employees’ pension or provident, life insurance, incapacity insurance, continuing education fund or other similar funds, or (B) to withhold from their Israeli Employees’ salaries and benefits and to pay to any Governmental Authority as required by the Israeli Tax Law, the Israeli National Insurance Law or otherwise, have, in each case, been duly deducted, transferred, withheld and paid, and neither the Company nor any of its Subsidiaries has any outstanding obligation to make any such deduction, transfer, withholding or payment, and (vi) the Company and each of its Subsidiaries is in compliance in all material respects with all applicable Law and agreements relating to employment, employment practices, wages, bonuses, pension benefits and other compensation matters and terms and conditions of employment related to Israeli Employees, including The Prior Notice to the Employee Law,

2002, The Notice to Employee (Terms of Employment) Law, 2002, the Prevention of Sexual Harassment Law, 1998, the Hours of Work and Rest Law, 1951, the Annual Leave Law, 1951, The Salary Protection Law, 1958, and The Employment by Human Resource Contractors Law, 1996. Except as set forth in Section 4.15(h) of the Company Disclosure Schedule, none of the Company or any of its Subsidiaries is subject to, and no Company Employee benefits from, any extension order (Tzavei Harchava) or any arrangement or custom with respect to employment or the termination thereof, except for extension orders that apply to all employees in the State of Israel.

(i) The Company has delivered to the Parent: (1) an accurate and complete list of all Israeli Employees, (2) copies of all Contracts with Israeli Employees and Israeli human resource contractors, (3) copies of manuals and written policies relating to the employment of Israeli Employees, (4) a correct and complete list of the employer cost of the Israeli Employees and information with respect to which employees are covered by Section 14 of the Severance Pay Law (5723-1963) and the date that such coverage commenced. The Company does not pay, and is not by Law or regulation required to pay, fees or dues to the Histadrut Labor Organization and/or the Manufacturers’ Association. The Company is a member of the Kibbutz Industries Association.

Section 4.15 COMPANY BENEFIT PLANS

(a) Section 4.15(a) of the Company Disclosure Schedule lists all Company Benefit Plans. “Company Benefit Plan” means each employment, consulting, retirement, welfare (including health, medical, dental, disability, accident or life insurance benefits), severance, incentive or bonus, deferred compensation, profit sharing, fringe, vacation or paid-time-off, stock purchase, stock option or equity incentive plan, program, agreement or arrangement, and any other employee benefit plan, program, or arrangement whether written, unwritten, or otherwise, funded or unfunded, including each “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), which is sponsored, maintained, contributed to or required to be contributed to by the Company or any of its Subsidiaries or any ERISA Affiliate for the benefit of any current or former employees, directors or consultants of the Company or any of its Subsidiaries or any ERISA Affiliate, or with respect to which the Company or any of its Subsidiaries or any ERISA Affiliate has or may have any liability, other than benefit plans, programs and arrangements mandated by applicable Law.

(b) The Company has made available to the Parent up-to-date and complete copies of: (i) each Company Benefit Plan, or, where oral, written summaries thereof and copies of the current related documentation and all amendments thereto, (ii) each trust or funding arrangement prepared in connection with each such Company Benefit Plan, (iii) the most recently filed annual report on Internal Revenue Service Form 5500 or any other annual report required by applicable Law with respect to each Company Benefit Plan, (iv) the most recently received determination or opinion letter for each such Company Benefit Plan, if any (v) the most recently prepared actuarial report and financial statement in connection with each such Company Benefit Plan, if any, and (vi) any employee handbooks, if any, with respect to each such Company Benefit Plan.

(c) Neither the Company nor any of its Subsidiaries has any commitment to establish any new Company Benefit Plan or to materially modify any Company Benefit Plan (except to the extent required by Law or to conform any such Company Benefit Plan to the requirements of any applicable Law or as required by this Agreement) or to adopt or enter into any Company Benefit Plan.

(d) None of the Company or any of its Subsidiaries or any other Person that, together with the Company or any of its Subsidiaries, is or was treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code (each, together with the Company and any of its Subsidiaries, an “ERISA Affiliate”), has now or at any time within the past six years (and in the case of any such other Person, only during the period within the past six years that such other Person was an ERISA Affiliate) contributed to, was required to contribute to, sponsored, or maintained, with respect to ERISA Affiliates, while being an ERISA Affiliate: (i) a pension plan (within the meaning of Section 3(2) of ERISA) subject to Section 412 of the Code or Title IV of ERISA, (ii) a multiemployer plan (within the meaning of Section 3(37) or 4001 (a) (3) of ERISA), or (iii) a single employer pension plan (within the meaning of Section 4001 (a) (15) of ERISA) for which an ERISA Affiliate would reasonably be expected to incur liability under Section 4063 or 4064 of ERISA.

(e) Each Company Benefit Plan intended to be qualified under Section 401(a) or 401(k) of the Code has received a favorable determination letter from the Internal Revenue Service that the Company Benefit Plan is so qualified, (ii) each trust established in connection with any Company Benefit Plan which is intended to be exempt from federal income taxation under Section 501 (a) of the Code has received a determination letter from the Internal Revenue Service that it is so exempt, and, (iii) to the Knowledge of the Company, no fact or circumstance exists that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan or the exempt status of any such trust. There are no audits, inquiries, or proceedings pending or, to the Knowledge of the Company, threatened by any Governmental Authority with respect to any Company Benefit Plan.

(f) No Company Benefit Plan, nor any trustee, or administrator, employee of the Company or any or its Subsidiaries, or “fiduciary” thereof has engaged in any breach of fiduciary responsibility or any “prohibited transaction” (within the meaning of Section 406 of ERISA or Section 4975 of the Code) to which Section 406 of ERISA or Section 4975 of the Code applies and which could subject any such Company Benefit Plan, trustee, administrator, employee or fiduciary thereof, or any party dealing with any such Company Benefit Plan, to a material Tax or material penalty imposed by Section 4975 of the Code or Section 502(l) of ERISA. Neither the Company nor any of its Subsidiaries nor any ERISA Affiliate is subject to any penalty or Tax with respect to any Company Benefit Plan under Section 502(i) of ERISA or Sections 4976 through 4980 of the Code.

(g) Each Company Benefit Plan and each related trust agreement has been established, maintained, funded, and administered in compliance in all material respects with its terms, and in compliance in all material respects with all applicable Laws, including without limitation, ERISA and the Code.

(h) Except as set forth in Section 4.15(h) of the Company Disclosure Schedule, all accrued obligations regarding the Company Benefit Plans have been satisfied or accrued or reserved for, and there are no outstanding defaults or violations by any party thereto and no Taxes, penalties or fees are owing or eligible under any of the Company Benefit Plans. There are no current actions, suits or claims pending or, to the Knowledge of the Company, threatened (other than routine claims for benefits) against any Company Benefit Plan or against the assets of any Company Benefit Plan. With respect to the Company Benefit Plans, all required contributions have been made or properly accrued on the financial statements of the Company.

(i) Except as set forth in Section 4.15(i) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has liability under any Company Benefit Plan, or otherwise, which is not accrued or reserved for, to provide any welfare benefits (including any medical or death benefits) with respect to any employees of the Company or any of its Subsidiaries (or to the beneficiaries or dependents of any such employees) beyond their termination of employment (other than coverage mandated by Law).

(j) With respect to each group health plan benefiting any current or former employee of the Company or any of its Subsidiaries or any ERISA Affiliate that is subject to Section 4980B of the Code, the Company and each of its Subsidiaries and ERISA Affiliates has complied with the continuation coverage requirements of Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA.

(k) No Company Benefit Plan provides any employee or independent contractor of the Company or any of its Subsidiaries with a “gross up” or similar payment in respect of any Taxes that may become payable under Section 409A or Section 4999 of the Code. Each “nonqualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) sponsored or maintained by the Company or any Subsidiary has been operated since January 1, 2009 in good faith compliance with Section 409A of the Code and any IRS guidance issued with respect thereto. No such nonqualified deferred compensation plan that is intended to be grandfathered from complying with Section 409A of the Code has been “materially modified” (within the meaning of IRS Notice 2005-1) at any time after October 3, 2004.

(l) Except as set forth in Section 4.15(l) of the Company Disclosure Schedule, neither the execution or delivery of this Agreement nor the consummation of the Transactions will, either alone or in conjunction with any other event (whether contingent or otherwise), (i) entitle any current or former employee, consultant or officer of the Company or any its Subsidiaries to severance pay, unemployment compensation or any other payment or benefit, except as required by applicable Law, (ii) accelerate the time of payment, vesting, funding or increase the amount of compensation due to any current or former employee, consultant or officer of the Company or any its Subsidiaries, or (iii) result in any amount failing to be deductible by reason of Section 280G of the Code.

(m) Except as would not have a Company Material Adverse Effect, (i) all employer and employee contributions to each Foreign Benefit Plan required by Law or by the terms of such Foreign Benefit Plan have been made or, if applicable, accrued in accordance with GAAP, (ii) the fair market value of the assets of each funded Foreign Benefit Plan, the liability of each insurer for any Foreign Benefit Plan funded through insurance or the book reserve established for any Foreign Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used and consistent with applicable Law to determine employer contributions to such Foreign Benefit Plan, (iii) each Foreign Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities, and (iv) each Foreign Benefit Plan is in compliance in all material respects with all applicable Laws. For the purpose of this Agreement, a “Foreign Benefit Plan” shall mean a Company Benefit Plan (x) that is not subject to United States Law or Israeli law and (y) in which Company participation is not mandatory under United States Law or Israeli applicable Law.

(n) Except for benefits accrued and claims incurred but not yet reported, the Company or any of its Subsidiaries or any ERISA Affiliate may unilaterally amend, modify, vary, revise, revoke, terminate or merge, in whole or in part, each Company Benefit Plan, subject only to approvals required by applicable Law.

(o) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries is engaging as an independent contractor any Person who was legally required to have been characterized as an employee in accordance with applicable Laws. To the Knowledge of the Company, none of the current or former employees of the Company or any of its Subsidiaries is in violation of any confidentiality, non-competition, non-solicitation, non-disclosure, non-disparagement or any similar agreement with the Company or any of its Subsidiaries or any third party.

(p) The Company is in compliance with all material requirements under applicable Law, including without limitation, the Israeli Tax Code and any Tax rulings or confirmations issued by the Israeli Tax Authority, in order for Company Share Options to qualify for any preferential tax treatment for which they are intended to qualify as identified in individual agreements or notices of grants issued to employees of the Company and its Subsidiaries.

Section 4.16 TAX MATTERS.

(a) The Company and each of its Subsidiaries have prepared and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns (taking into account all amendments thereto) are complete and accurate in all material respects.

(b) The Company and each of its Subsidiaries have paid on a timely basis all material Taxes that are due and payable by them, except for Taxes contested in good faith or for which in accordance with GAAP adequate reserves have been established.

(c) Except as set forth in Section 4.16(c) of the Company Disclosure Schedule, there are not pending or, to the Knowledge of the Company threatened in writing, any audits, examinations, investigations or other proceedings in respect of Taxes.

(d) There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens.

(e) Neither the Company nor any of its Subsidiaries has any material Tax liabilities (whether due or to become due) with respect to the income, property and operations of any Company that relate to any Pre-Closing Tax Periods, except for Tax liabilities reflected in the financial statements or that have arisen after the date of the financial statements in the ordinary course of business.

(f) Section 4.16(f) of the Company Disclosure Schedule contains a list of all jurisdictions (whether state, local or foreign) to which any Tax is properly payable by the Company or any of its Subsidiaries.

(g) Except as set forth in Section 4.16(g) of the Company Disclosure Schedule, neither the Company nor any Subsidiary is a party to any Tax sharing, allocation or indemnity agreement or arrangement.

(h) None of the Company or any of its Subsidiaries has, to the Knowledge of the Company, engaged in any transaction that, as of the date hereof, is a “listed transaction” as defined in Section 6707A of the Code or Treasury Regulation Section 1.6011-4 (or any predecessor provision) or any analogous or comparable provision of state, local, or foreign Law and the Company and each such Subsidiary have disclosed in their Tax Returns all information required by the provisions of the Treasury Regulations issued under Section 6011 of the Code with respect to any “reportable transaction” as that term is defined in Section 6707A of the Code.

(i) Except as set forth in Section 4.16(i) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has distributed shares to another Person, or had its shares distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code Section 355 or 361 or any analogous or comparable provision of state, local or foreign Law.

(j) The Company is and has, since its transformation from an Israeli agricultural cooperative into an Israeli company, been treated and taxable as a Israeli company under the Israeli Tax Code and any analogous or comparable provisions of state, local or foreign Tax Laws.

(k) Except as set forth in Section 4.16(k) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated Tax Return, (ii) has any liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise, (iii) is or may be liable for any liability to Tax of any other Person or may otherwise be held liable for or to indemnify any Person in respect of any Tax liability that is primarily or directly chargeable or attributable to any other Person, or (iv) be liable to Tax on any amount of profit of any other company by attribution or otherwise.

(l) No claim has been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that such member is or may be subject to taxation by that jurisdiction.

(m) None of the Company or any of its Subsidiaries has waived or requested a waiver of any statute of limitations in respect of material Taxes or agreed to or requested any extension of time with respect to a material Tax assessment or deficiency, which waiver or extension is still in effect.

(n) The Company and each of its Subsidiaries have established in their respective books of account, in accordance with GAAP and consistent with past practices, adequate reserves for the payment of any Taxes not yet due and payable.

(o) Except as set forth in Section 4.16(o) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries (a) has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, or (b) has a permanent establishment (within the meaning of an applicable Tax treaty), or has otherwise become subject to income Tax in a country other than the country of its formation.

(p) Except as set forth in Section 4.16(p) of the Company Disclosure Schedule, none of the Company nor any of its Subsidiaries has entered into any private letter rulings or obtained any closing agreements that will have any material effect on the Tax Returns, Tax positions or other filings of the Company or any Subsidiary subsequent to the Closing Date.

(q) To the Knowledge of the Company, the Company and each of its Subsidiaries have timely prepared or caused to be prepared all reports and other documentation necessary to avoid the imposition of any penalty under the provisions of Section 6662(e) of the Code.

(r) Except as set forth in Section 4.16(r) of the Company Disclosure Schedule, (i) no portion of the indebtedness of the Company or any Subsidiary constitutes an “applicable high yield discount obligation” as that term is defined in Section 163(i) of the Code or any analogous or comparable provision of the state, local or foreign Law, and there is and will be no limitation on the deductibility of any original issue discount relating to any of the indebtedness of the Company or any Subsidiary under the provisions of Section 163(e)(5) of the Code or any analogous or comparable provision of state, local or foreign Law, (ii) for purposes of section 163(j) of the Code or any analogues or corporate provision of state, local or foreign Law, no portion of any interest paid or accrued by the Company or any Subsidiary constitutes “disqualified interest” and neither the Company nor any Subsidiary has excess limitation.

(s) All material records that the Company and each of its Subsidiaries is required to keep for Tax have been duly kept and are available for inspection. None of the Company nor any Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a Pre-Closing Tax Period, (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing date, or (iv) prepaid amount received on or prior to the Closing Date.

(t) To the knowledge of the Company, the Company and each of its Subsidiaries have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholders of the Company, its Subsidiaries or other Person.

(u) Except as set forth in Section 4.16(u) of the Company Disclosure Schedule, since January 1, 2008 and until the date of this Agreement, neither the Company nor any Subsidiary has requested or received a ruling from the Israel Tax Authority or any Israeli Governmental Authority. Neither the Company nor any Subsidiary has undertaken, since January 1, 2008, any transaction that will require special reporting in accordance with the Israeli Income Tax Regulations (Tax Planning Requiring Reporting)(Temporary Provisions), 2006 regarding aggressive tax planning. The Company, its Subsidiaries and its shareholders (with respect to the Shares) are not subject to any restrictions or limitations pursuant to Part E2 of the Israeli Income Tax Ordinance.

(v) Except as set forth in Section 4.16(v) of the Company Disclosure Schedule, as of the date of this Agreement, all intercompany arrangements between the Company and its Subsidiaries are made in accordance with applicable transfer pricing Laws of all relevant jurisdictions, and all material documentation and/or reporting requirements under relevant transfer pricing Laws have been timely prepared, obtained or performed, and if necessary, all relevant documentation has been retained in accordance with the relevant transfer pricing Laws.

Section 4.17 GOVERNMENT GRANTS. Section 4.17 of the Company Disclosure Schedule provides a complete list of all pending and outstanding grants, incentives, qualifications and subsidies (collectively, “Israeli Government Grants”) from the government of the State of Israel or any governmental, regulatory, administrative or quasi-governmental authority, agency or commission, or judicial or arbitral body thereof (“Israeli Government”), granted to the Company or any of its Subsidiaries, including Approved Enterprise Status from the Israeli Investment Center in the Israeli Ministry of Industry, Commerce and Labor (the “Investment Center”). Except as set forth in Section 4.17 of the Company Disclosure Schedule, neither the Company nor any Subsidiary has applied for or received any Israeli Government Grant from the Office of the Chief Scientist of the Israeli Ministry of Industry, Commerce and Labor. The Company has delivered to the Parent accurate and complete copies of all documents evidencing Israeli Government Grants or amendments thereto, all applications for Government Grants from the OCS submitted by the Company or any of its Subsidiaries and of all letters of approval, and supplements thereto, granted to the Company or any of its Subsidiaries. Except as set forth in Section 4.17 of the Company Disclosure Schedule, the Company and its Subsidiaries are in material compliance with all of the terms, conditions and requirements of their respective Israeli Government Grants and have duly fulfilled in all material respects all the undertakings relating thereto. To the Knowledge of the Company, the Investment Center does not have any intention to revoke or materially modify any of the Israeli Government Grants. To the Knowledge of the Company, neither the execution of this Agreement or any of the Transaction Documents could reasonably be expected to give rise to any right by a Government Authority to terminate, cancel or revoke any of the benefits identified in Section 4.17 (it is hereby clarified that there is no assurance that any consent required by a Governmental Authority shall be indeed granted).

Section 4.18 INTELLECTUAL PROPERTY.

(a) For the purposes of this Agreement, “Intellectual Property” shall mean all U.S., Israeli and other non-U.S. (i) trademarks, service marks, trade names, logos, slogans, trade dress, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing (“Trademarks”), (ii) copyrights (registered and unregistered) and copyrightable subject matter (“Copyrights”), (iii) Internet domain names (“Domain Names”), (iv) patents, patent applications, patent disclosures and all related continuations, continuations-in-part, divisionals, reissues, reexaminations, substitutions and extensions thereof (“Patents”), (v) all computer programs, including operating systems, application programs, software tools, firmware and software embedded in equipment, including whether in source code object code, or other form, databases and compilations, including any and all data and collections of data, descriptions, flow-charts and other work product used to design, plan, organize and develop any of the forgoing and all documentation, including user manuals and training materials related to any of the foregoing (“Software”), (vi) trade secrets and all confidential proprietary information, know-how, financial and marketing plans, business and technical information, research and development information, inventions, processes, formulae, techniques, drawings, specifications, proposals, models and methodologies (“Trade Secrets”), (vii) all rights in the foregoing, (viii) all applications, registrations and renewals for the foregoing, and (ix) all rights to bring claims against past and present, infringement, misappropriation or other violations thereof.

(b) Section 4.18(b) of the Company Disclosure Schedule sets forth the Company’ s material U.S., Israeli, and other non-U.S. (i) Trademark registrations and applications, (ii) Domain Names registrations, (iii) Copyright registrations and applications to the extent existing, (iv) issued Patents and published Patent applications, and the reference to a list of unpublished Patent applications provided to the Purchaser separately, and (v) Software other than off-the-shelf or generally commercially available software, in each case that are owned by the Company or any of its Subsidiaries (“Company Intellectual Property”), including, an indication of each jurisdiction in the world in which there is a registration or application for registration thereof and all the respective registration and application numbers and dates of filing and/or issuance, and status. The Company and/or its Subsidiaries own free and clear of all Liens, except for Permitted Liens, the Company Intellectual Property set forth on Section 4.18(b) of the Company Disclosure Schedule. Except as set forth on Section 4.18(b) of the Company Disclosure Schedule, there are no interferences, reissues, reexaminations, oppositions, cancellations, or other proceedings or actions before any court, tribunal or other competent authority, (including the United States Patent and Trademark Office or equivalent Governmental Authority anywhere in the world), relating to the Company Intellectual Property or the scope, validity, enforceability, or inventorship thereof (except for routine office actions by the United States Patent and Trademark Office or equivalent Governmental Authority anywhere in the world). Except as disclosed on Section 4.18(b) of the Company Disclosure Schedule, to the Knowledge of the Company, all documents, instruments, fees and other payments necessary to establish, perfect and maintain the rights of the Company and its Subsidiaries in the Company Intellectual Property have been validly executed, delivered, filed and paid in a timely manner with the appropriate Governmental Authority. All of the Company Intellectual Property is subsisting and, to the Knowledge of the Company, valid and enforceable.

(c) Section 4.18(c) of the Company Disclosure Schedule sets forth a true and complete list of each material Contract pursuant to which the Company and/or its Subsidiaries has licensed or otherwise obtained from any Person any Intellectual Property, other than unmodified versions of generally available off-the-shelf software or Contracts containing the obligation to pay annual fees or a one-time fee of less than $500,000 (“Inbound Licensed Intellectual Property”). The Company or its Subsidiaries hold a valid license with respect to each of the Inbound Licensed Intellectual Property in the manner that it is currently used in the business, free and clear of all Liens, except for Permitted Liens. To the Knowledge of the Company, there are currently no written claims, nor any written claim has been received since January 1, 2007 until the date of this Agreement, which are threatened against the Company or its Subsidiaries by any Person or entity with respect to the Company’ s or its Subsidiaries’ use of any of the Inbound Licensed Intellectual Property, other than written claims that have since been settled or resolved without any material ongoing obligations for the Company or its Subsidiaries. Except as detailed in Section 4.18(c) of the Company Disclosure Schedule and to the Knowledge of the Company, the Company Intellectual Property together with the Inbound Licensed Intellectual Property contains all material Trademarks, Domain Names, Copyrights, Patents and Software applicable to or materially necessary in the conduct of the business of the Company and its Subsidiaries as currently conducted. To the extent that any of the Company or its Subsidiaries has granted, or grants from time to time, sublicenses to any Inbound Licensed Intellectual Property, the Company or the Subsidiary has obtained valid consents for the granting of such sublicenses to the extent known to the Company to be needed.

(d) Section 4.18(d) of the Company Disclosure Schedule sets forth a true and complete list of each material Contract pursuant to which (i) any Person has been granted any license under, or otherwise has received or acquired any material right (whether or not currently exercisable) or interest in any Company Intellectual Property (“Outbound Licensed Company Intellectual Property”), or (ii) Company and/or its Subsidiaries has in any manner materially limited or restricted its rights in any Company Intellectual Property (“Restricted Company Intellectual Property”). Except for the Outbound Licensed Company Intellectual Property and the Restricted Company Intellectual Property identified on Section 4.18(d) of the Company Disclosure Schedule, and nondisclosure agreements entered into in the ordinary course of business, the Company and its Subsidiaries are not bound by, and no Company Intellectual Property is subject to, any contract containing any covenant or other provision that in any way materially limits or restricts the ability of the Company or any of its Subsidiaries to use, exploit, assert or enforce any Company Intellectual Property anywhere in the world and neither the Company nor its Subsidiaries has assigned or otherwise transferred ownership of, or any material rights to, or agreed to assign or otherwise transfer ownership of, or any material rights to, any Company Intellectual Property to any other Person.

(e) The Company has provided to the Parent a complete and accurate copy of each currently used standard form of proprietary information and invention assignment agreement, including each currently used standard form of (i) employee agreement containing any assignment or license of Company Intellectual Property, (ii) consulting or independent contractor agreement containing any Company Intellectual Property assignment or license, and (iii) confidentiality or nondisclosure agreement. Except as set forth on Section 4.18(e) of the Company Disclosure Schedule, each former and current employee, consultant and independent contractor of Company and/or its Subsidiaries who is an inventor named on any Patent listed on Section 4.18(b) of the Company Disclosure Schedule and/or who, to the Knowledge of the Company, has contributed to, or who would otherwise have any rights in or to any Intellectual Property of any kind owned by Company and/or its Subsidiaries has either (i) done so in the course of his or her employment such that, subject to, and in accordance with applicable Law, all rights in or to any Intellectual Property of any kind owned by Company and/or its Subsidiaries became the property of the Company and/or its Subsidiaries, or (ii) executed and is bound by a valid and enforceable written agreement either substantially in such applicable standard form or another agreement that provides Company and/or its Subsidiaries substantially the same rights and benefits as such applicable standard form (an “Alternative Form”); provided that Section 4.18(e) of the Company Disclosure Schedule accurately identifies each agreement (a) that deviates in any material respect from the corresponding standard form agreement provided to Company and/or its Subsidiaries or from an Alternative Form, and (b) in which the signatory expressly reserved or retained rights in any Intellectual Property incorporated into or used in connection with any Company Intellectual Property, any Company product or otherwise related to the business, research, or development of Company or any of its Subsidiaries. All amounts payable by the Company or any of its Subsidiaries to consultants and independent contractors and former consultants and independent contractors involved in the development of any Company Intellectual Property have been paid in full, other than payments outstanding in the ordinary course of business and in light of credit arrangements, and all employees whose employment with the Company commenced after June 30, 2010 have expressly and irrevocably waived the right to receive royalties in connection with “service inventions” under the Israeli Patent Law, 1967.

(f) Except as set forth on Section 4.18(f) of the Company Disclosure Schedule, to the Knowledge of the Company, no Person has infringed, misappropriated, or otherwise violated any Company Intellectual Property since January 1, 2007 until the date of this Agreement, and to the Knowledge of the Company no Person is currently infringing, misappropriating, or otherwise violating any Company Intellectual Property. None of the Company, any of its Subsidiaries or any of their respective representatives has sent or delivered since January 1, 2007 until the date of this Agreement any letter or other written or electronic communication or correspondence to any Person regarding any actual, alleged or suspected infringement or misappropriation of any Company Intellectual Property used in their respective businesses.

(g) To the Knowledge of the Company, but without conducting any patent searches nor obtaining freedom to operate opinions, since January 1, 2007 until the date of this Agreement, (i) none of the Company, any of its Subsidiaries or any Company product, method or process used in the manufacturing of any Company product, has infringed (directly, contributorily, by inducement or otherwise), misappropriated, or otherwise violated or made unlawful use of any valid and enforceable Intellectual Property of any other Person or engaged in unfair competition, (ii) no Company product, and no method or process used in the manufacturing of any Company product, infringes, violates or makes unlawful use of any Intellectual Property of, or contains any Intellectual Property misappropriated from, any other Person, and (iii) there is no legitimate basis for a claim that the Company or any of its Subsidiaries or any Company product has knowingly infringed or misappropriated any Intellectual Property of another Person or engaged in unfair competition or that any Company product, or any method or process used in the manufacturing of any Company product, infringes, violates, or makes unlawful use of any valid and enforceable Intellectual Property of, or contains any valid and enforceable Intellectual Property misappropriated from, any other Person.

(h) Except as set forth in Section 4.18(h) of the Company Disclosure Schedule, to the Knowledge of the Company, no infringement, misappropriation, or similar claim or proceeding is pending and served or, to the Knowledge of Company, pending and not served or threatened in writing against the Company or any of its Subsidiaries that seeks to cancel, limit or challenge the ownership, validity, registration, enforceability or use of any Intellectual Property owned and used by the Company and its Subsidiaries in their respective businesses as currently conducted. To the Knowledge of Company, no infringement, misappropriation, or similar claim or proceeding is pending and served or, to the Knowledge of the Company, pending and not served or threatened in writing against any other Person who is or may be entitled to be indemnified, defended, held harmless, or reimbursed by the Company or any of its Subsidiaries with respect to such claim or proceeding. Except as set forth on Section 4.18(h) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has received since January 1, 2007 until the date of this Agreement any written notice relating to any actual, alleged, or suspected infringement, misappropriation or violation by the Company or any of its Subsidiaries, any of their employees or agents, or any Company product of any Intellectual Property of another Person, including any letter or other written communication suggesting or offering that the Company obtain a license to any Intellectual Property of another Person on the basis of such allegations of infringement, misappropriation, or violation.

(i) Except as set forth in Section 4.18(i) of the Company Disclosure Schedule, no funding, facilities or personnel of any educational or research institution or Governmental Authority were used, directly or indirectly, to develop or create, in whole or in part, any Intellectual Property owned or purported to be owned by the Company or any Subsidiary, including any portion of any Company product. Neither the Company nor any Subsidiary is or has ever been a member or promoter of, or a contributor to, any industry standards body or similar organization that could compel the Company or such Subsidiary to grant or offer to any third party any license or right to such Intellectual Property. Section 4.18(i)(1) of the Company Disclosure Schedule sets forth a true and complete list of (i) any and all grants and similar funding relating to Company Intellectual Property received by the Company or any of its Subsidiaries (including their respective predecessors), including the name of the granting authority and (ii) any standards bodies or similar organizations of which the Company or any of its Subsidiaries (or any of their predecessors) has ever been a member, promoter or contributor that could compel the Company or such Subsidiary to grant or offer to any third party any license or right to such Company Intellectual Property. Except as set forth in Section 4.18(i)(2) of the Company Disclosure Schedule, to the Company’s Knowledge, no current or former employee, consultant or independent contractor of the Company or any Subsidiary who was involved in, or contributed to, the creation or development of any Intellectual Property owned by the Company or any of its Subsidiaries has performed services for any Governmental Authority, for a university, college or other educational institution or research center during a period of time during which such employee, consultant or independent contractor was also performing services for the Company or any Subsidiary or was otherwise subject to restrictions from such institution. Neither the Company nor any Subsidiary has provided Company Intellectual Property to any Governmental Authority, under agreement or otherwise, in any manner that gives such Governmental Authority any additional or different rights than as consistent with the Company’s standard practices for such license agreements. There is no governmental prohibition or restriction on the use of any Intellectual Property owned by the Company or any Subsidiary in any jurisdiction in which the Company or any Subsidiary currently conducts or has conducted business or on the export or import of any of the Company Intellectual Property from or to any such jurisdiction.

(j) The Company and its Subsidiaries have made Commercially Reasonable Efforts to maintain the confidentiality of and otherwise maintain and protect the secrecy and confidentiality of all Trade Secrets owned by the Company or Subsidiary or that are used in the businesses of the Company and its Subsidiaries as currently conducted. Without limiting the generality of the foregoing, no portion of the source code for any Software ever owned or developed by the Company or its Subsidiaries and used in the business, has been disclosed or licensed, or is required to be disclosed or licensed, to any escrow agent or other Person.

(k) Except as set forth on Section 4.18(k) of the Company Disclosure Schedule, neither the execution, delivery, or performance of this Agreement (or the Shareholders Agreement) nor the consummation of any of the Transactions (including the Shareholders Agreement) will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare, (i) a loss of, right of termination of, Lien on or other material impairment of any material Company Intellectual Property, (ii) the release or delivery of any Company Intellectual Property by or to any escrow agent or other

Person, (v) the grant, assignment or transfer to any other Person of any material license or other material right or interest under, to, or in any material Company Intellectual Property, or (vi) any material change of terms to a Contract relating in any material respect to Intellectual Property that will take place as a result of the Transactions.

Section 4.19 PRIVACY/DATA PROTECTION.

(a) The Company and its Subsidiaries have complied and do comply, in all material respects, with all applicable Laws and contractual obligations applicable to the collection, use and disclosure of personal data, including Laws relating to maintaining data bases with personal data.

(b) The Company and its Subsidiaries have reasonable security measures in place to protect all personal data under their control and/or protect such personal data from unauthorized access by any third parties. Neither the Company nor any of its Subsidiaries has suffered any breach in security that has permitted any unauthorized access to the personal data under their control in the last three years nor has any claim been asserted or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries since January 1, 2006, alleging a violation of any third party’s privacy or personal information or data rights.

Section 4.20 MATERIAL CONTRACTS.

(a) Except for this Agreement and as set forth in Section 4.20(a) of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by any contract of the type described in this Section 4.20(a) (herein as a “Company Material Contract”):

(i) “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC, other than Item 601(b)(10)(iii));

(ii) employment Contract or Contract with an individual for the provision of consulting services in lieu of employment that provides for annual cash base salary compensation as of the date hereof exceeding $150,000 per year;

(iii) any bonus or any other incentive compensation, deferred compensation, severance (excluding severance required to be paid under applicable Law), salary continuation, pension, profit sharing or retirement plan, or any other employee benefit plan or arrangement in any case that is not listed on Section 4.15(a) of the Company Disclosure Schedule;

(iv) any Contract between (x) the Company or any of its Subsidiaries, on the one hand, and (y) any Affiliate of the Company (other than the Company’s Subsidiaries), on the other hand under which the Company and its Subsidiaries are obligated to make annual payments following the date of this Agreement in excess of $500,000;

(v) any lease of personal property (or a series of related leases) having a value in excess of $250,000 per year;

(vi) any Contract containing covenants of the Company or any of its Subsidiaries (x) not to compete in any geographical area, or (y) which grants to any third party any exclusivity with respect to any geographic territory, any customer, or any product or service;

(vii) any Contract that creates a partnership or joint venture or similar agreement with respect to any material business of the Company;

(viii) any material written Contract (other than purchase orders) with the top ten (measured by dollar sales volume during the fiscal year ended December 31, 2009) customers and suppliers of the Company and its Subsidiaries;

(ix) any Contract pursuant to which the Company or any of its Subsidiaries has advanced or loaned any amount in excess of $50,000 to any current director, officer or employee of the Company, other than business expense advances in the ordinary course of business consistent with past practice;

(x) any Contract with annual payments in excess of $500,000 pursuant to which the Company or any of its Subsidiaries has agreed to provide “most favored nation” pricing or other similar terms and conditions to any Person with respect to the Company’s or any of its Subsidiaries’ sale, distribution, license or support of any Company Products or services;

(xi) any Contract with any third party with respect to any services provided to the Company or any of its Subsidiaries which services are necessary for the Company’s or any of its Subsidiaries’ continuity of product development with respect to material Company products;

(xii) any indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage, Contract or other evidence of Indebtedness by the Company (including agreements related to interest rate or currency hedging activities) with any third party in excess of $500,000;

(xiii) any collective bargaining agreement or employee association agreement material to the Company and its Subsidiaries, taken as a whole;

(xiv) any Contract for the sale of assets since December 31, 2009 until the date of this Agreement (other than inventory in the ordinary course of business consistent with past practice) in excess of $500,000;

(xv) any written Contract that contains a put, call, right of first refusal or similar right pursuant to which the Company or any Subsidiary would be required to purchase or sell any securities of any entity for an amount exceeding $500,000;

(xvi) any other Contract under which the Company and its Subsidiaries are obligated to make annual payments in excess of $500,000 (other than leases, subleases or real property license agreements or in the ordinary course of business consistent with past practice);

(xvii) any acquisition agreement or other Contract (other than with respect to inventory in the ordinary course consistent with past practice) pursuant to which the Company or any of its Subsidiaries has continuing “earn-out” obligations; or

(xviii) any Contract with respect to the Company Intellectual Property or Intellectual Property of another Person that is material to the conduct of the business of the Company and its Subsidiaries as currently conducted (other than contracts for generally available off-the-shelf software).

(b) The Company has made available to the Parent copies of each Company Material Contract in effect, together with all material amendments and supplements thereto in effect. Neither the Company nor any Subsidiary of the Company is in breach of or default under the terms of any Company Material Contract that would, individually or in the aggregate, reasonably be expected to result in a loss to (or claim upon) the Company in excess of $500,000. To the Knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract that would, individually or in the aggregate, reasonably be expected to result in a loss to (or claim upon) the Company in excess of $500,000. Each Company Material Contract is a valid and binding obligation in all material respects of the Company or the Subsidiary of the Company which is party thereto and, to the Knowledge of the Company, of each other party thereto, and is in full force and effect, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally, and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. Neither the Company nor any Subsidiary of the Company has received any written notice or claim of material default under any Company Material Contract or any written notice of an intention to terminate, not renew or challenge the validity or enforceability of any Company Material Contract (including as a result of the execution and performance of this Agreement or the Transactions), and to the Company’s Knowledge, no event has occurred that, with or without notice or lapse of time or both, would result in a breach or a default under any Company Material Contract that would, individually or in the aggregate, reasonably be expected to result in a loss to (or claim upon) the Company in excess of $500,000.

Section 4.21 PROPERTIES AND LEASES.

(a) Section 4.21(a)(i) of the Company Disclosure Schedule contains a true, correct and complete list of all real property owned by the Company or its Subsidiaries (the “Owned Real Property”). Section 4.21(a)(ii) of the Company Disclosure Schedule contains a true, correct and complete list of all leases, subleases or other occupancy agreements relating to all real property that any of the Company or its Subsidiaries leases or subleases or otherwise has any right, title or interest in or to and sets forth the Company or applicable Subsidiary that leases, subleases or otherwise has an interest in the same (the property demised thereunder herein referred to as the “Leased Real Property”) (the Owned Real Property together with the Leased Real Property, herein referred to collectively, the “Real Property”), regardless of whether the terms thereof have commenced. Except as set forth in Section 4.20(a)(iii) of the Company Disclosure Schedule, neither the Company nor its Subsidiaries has leased, subleased, licensed or otherwise granted any Person the right to use or occupy any of the Real Property.

(b) The Company or one of its Subsidiaries has (A) marketable title to the Owned Real Property and (B) valid leasehold or subleasehold title to the Leased Property, free and clear of all Liens other than Permitted Liens. With respect to each Leased Real Property: (i) such lease or sublease is legal, valid, binding, enforceable and in full force and effect, (ii) there exists no default under any such lease or sublease by the Company or any Subsidiary which has not been cured, and, to the Knowledge of the Company, there has not occurred any event that (with the lapse of time or the giving of notice or both) would constitute a default on the part of the Company or any of its Subsidiaries under any such lease or sublease that in each case would be material to the Company and its Subsidiaries, taken as a whole, and (iii) the Company has made available to the Parent true and correct copies of each such lease, sublease, license or occupancy agreement, together with all amendments and supplements thereto and assignments thereof, in effect, and (iv) the Leased Real Property is (y) in good working condition and repair (subject to normal wear and tear) and (z) sufficient for the operation of the business of the Company and its Subsidiaries as it is currently conducted.

(c) The Owned Real Property is (y) in good working condition and repair (subject to normal wear and tear) and (z) sufficient for the operation of the business of the Company and its Subsidiaries as it is currently conducted.

(d) To the Knowledge of the Company, there is no pending condemnation, expropriation, eminent domain or similar proceeding affecting all or any portion of the Real Property, and neither the Company nor its Subsidiaries has received any notice of any such proceeding, and to the Knowledge of the Company, no such proceeding is threatened or contemplated.

(e) Since January 1, 2009 until the date of this Agreement, there has not been any material recurring interruption in the delivery of adequate service of any utilities required in the operation of the business of the Company or its Subsidiaries currently conducted at the Real Property, and neither the Company nor its Subsidiaries has experienced any material disruptions to its operations currently conducted at the Real Property arising out of any recurring loss of electrical power, flooding, limitations to access to public sewer and water or restrictions on septic service, except as would not have a Company Material Adverse Effect.

(f) The inventory of the Company and its Subsidiaries (other than obsolete and defective items, reflected in the accounts of the Company) is in all material respects of good quality as to be usable and saleable in the ordinary course of business.

(g) Other than as set forth in Section 4.21(g) of the Company Disclosure Schedule, to the Knowledge of the Company, no executive officer or director of the Company (i) has any equity or other financial interest in any Person that has material business dealings with the Company or any Subsidiary of the Company, or (ii) has engaged in any competing or competitive activity with the Company or any Subsidiary of the Company.

Section 4.22 ENVIRONMENTAL MATTERS. Except as would not have a Company Material Adverse Effect: (i) the Company and its Subsidiaries are and have been in material compliance with all Environmental Laws, including possessing all material Company Permits required for its operations under applicable Environmental Laws, (ii) neither the Company nor any of its Subsidiaries has received written notice of, and, to the Knowledge of the

+Company, is not the subject of, any actions, claims, investigations, demands, citation, complaint or notices by any Person alleging liability arising under, or non-compliance with any Environmental Law or request for information with respect to any Release of Hazardous Materials, and (iii) with respect to any Owned Real Property or Leased Real Property currently owned or leased, as the case may be, by the Company or its Subsidiaries, there have been no Releases of Hazardous Materials that are reasonably likely to result in a claim against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has entered into any agreement that may require it to pay to, reimburse, guarantee, pledge, defend, indemnify or hold harmless any Person from or against any liabilities arising out of or related to the generation, manufacture, use, transportation, treatment, storage, disposal or Release of Hazardous Materials, or otherwise arising in connection with or under Environmental Laws.

Section 4.23 TAKEOVER STATUTES. No “fair price,” “moratorium,” “control share acquisition” or other similar antitakeover statute or regulation enacted under state or federal laws in the United States or in Israel are applicable to the Company in connection with the Transactions.

Section 4.24 INSURANCE POLICIES. Subject to expirations and renewals of insurance in the ordinary course of business, all insurance policies maintained by the Company and its Subsidiaries (collectively, the “Insurance Policies”) are listed in Section 4.24 of the Company Disclosure Schedule. All insurance policies are in full force and effect in all material respects and provide insurance in such amounts and against such risks as the management of the Company reasonably has determined to be prudent in accordance with company activities, industry practices or as is required by Law, and all premiums due and payable thereon have been paid. Neither the Company nor any of its Subsidiaries is in material breach of the terms of any Insurance Policy, and neither has received any written notice under any Insurance Policy denying or disputing any material claim (or coverage with respect thereto) made by the Company or any of its Subsidiaries or regarding the termination or cancellation of any Insurance Policy, in each case, at any time since January 1, 2008 until the date of this Agreement. The Company has made available to the Parent a list of each material claim made under an Insurance Policy at any time since January 1, 2008 until the date of this Agreement.

Section 4.25 FDA AND OTHER PRODUCT REGULATORY COMPLIANCE. All products currently being manufactured, processed, labeled, stored or distributed by or on behalf of the Company or any of its Subsidiaries, which are subject to the jurisdiction of the FDA, are being manufactured, processed, labeled, stored, distributed, and marketed in compliance with all applicable Laws, regulations, rules, guidance or orders administered or issued by the FDA, except where any failure to so comply would not have a Company Material Adverse Effect. To the Knowledge of the Company, each product distributed or sold by the Company or any of its Subsidiaries complies in all material respects with all applicable product safety standards of each applicable product safety agency, commission, board or other Governmental Authority. All products currently being manufactured, processed, labeled, stored or distributed outside of the United States by the Company or any of its Subsidiaries are being manufactured, processed, labeled, stored, distributed and marketed in compliance with all applicable Laws administered or issued by the applicable Government Authority, except where any failure to so comply would not have a Company Material Adverse Effect.

Section 4.26 CERTAIN INFORMATION PROVIDED TO FTC AND OTHER REGULATORY AUTHORITIES. All of the documents, statistics, data and other information with respect to the Company’s products and sales, whether provided orally or in writing, by the Company to the FTC or any Governmental Authority in connection with the filings and voluntary notifications referred to in Section 6.7(b) or in connection with any Restraint or Adverse Antitrust Action were, as of the date of their submission, materially true and accurate.

Section 4.27 PRODUCTS.

(a) To the Knowledge of the Company, the Products (other than products subject to material open and current recall, field correction, field notification or safety alert as disclosed in Section 4.27(a) of the Company Disclosure Schedule) licensed, sold and delivered by the Company or any of its Subsidiaries conform in all material respects with all applicable regulations, certification standards and other requirements of any applicable Governmental Authority. To the Knowledge of the Company, there are no material defects in the design or technology embodied in any Products which impair or are likely to impair the safe and effective performance of any such Product for its intended use. There is no pending, or, to the Knowledge of the Company, threatened material civil, criminal or administrative actions, suits, demands, claims, complaints, hearings, notices of violation, governmental investigations, proceedings or demand letters relating to any alleged hazard or alleged defect in design, manufacture, materials or workmanship, including any failure to warn relating to any Product.

(b) To the Knowledge of the Company, neither the Company nor any other Person on behalf of the Company has made materially false or misleading statements in any submissions to any Governmental Authority, institutional review board or similar ethics committee, and as of the date of this Agreement such submissions are materially accurate and complete.

Section 4.28 CUSTOMERS AND SUPPLIERS. Except as set forth in Section 4.28 of the Company Disclosure Schedule, since December 31, 2009 until the date of this Agreement, there has not been any material adverse change in the business relationship of the Company or any of its Subsidiaries with respect to any of its top five customers and suppliers.

Section 4.29 FINDERS OR BROKERS; COMPANY EXPENSES. Except for Oppenheimer & Co. Inc., neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the Transactions who is entitled to any fee or any commission in connection with or upon consummation of the Merger. Section 4.29 of the Company Disclosure Schedule contains the Company’s good faith estimate as of the date hereof of all Company Expenses that are or would be payable upon consummation of the Merger.

Section 4.30 OPINION OF FINANCIAL ADVISOR. The audit committee of the Board of Directors of the Company has received the opinion of Oppenheimer & Co. Inc., dated the date of this Agreement, substantially to the effect that, as of such date, subject to the assumptions and limitations set forth therein, the Merger Consideration is fair to the holders of Company Shares (other than the holders of the Kibbutz Shares) from a financial point of view.

Section 4.31 DISCLOSURE. No representation or warranty made by the Company in the Company Disclosure Schedules contains any untrue statement of a material fact or omits to state a material fact necessary in order to make such representation or warranty not misleading in light of the circumstances under which it was made.

Section 4.32 DISCLAIMER OF OTHER REPRESENTATIONS AND WARRANTIES; ACKNOWLEDGEMENT; DISCLOSURE. The Company makes no representations or warranties, express or implied, of any nature whatsoever relating to the Company and its Subsidiaries or the business of the Company and its Subsidiaries or otherwise in connection with the transactions contemplated hereby, other than those representations and warranties expressly set forth in this Article IV. Without limiting the generality of the foregoing, the Company has not made, and shall not be deemed to have made, any representations or warranties in the materials relating to the business of the Company and its Subsidiaries made available to the Parent and its representatives or in any presentation of the business of the Company and its Subsidiaries in connection with the Merger and the other Transactions, and no statement contained in any of such materials or made in any such presentation shall be deemed a representation or warranty hereunder or otherwise. It is understood that any cost estimates, projections or other predictions, any data, any financial information or any presentations made available by the Company and its representatives are not and shall not be deemed to be or to include representations or warranties of the Company. The Company acknowledges that the Parent makes no representations or warranties, express or implied, of any nature, whatsoever with respect to the transactions contemplated hereby, other than the representations and warranties of the Parent specifically set forth in Article V and the Shareholders Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the corresponding numbered sections of the Disclosure Schedule delivered by the Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Schedule”) (it being agreed that disclosure of any item in any section of the Parent Disclosure Schedule shall be deemed disclosure with respect to any other section of this Agreement to which the relevance of such item is reasonably apparent on its face), the Parent and Merger Sub represent and warrant to the Company as of the date hereof as follows:

Section 5.1 QUALIFICATION; ORGANIZATION. Each of the Parent and Merger Sub is a legal entity duly organized and validly existing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of the Parent and Merger is qualified to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except as would not reasonably be expected to prevent or materially delay or materially impair the ability of the Parent or Merger Sub to consummate the Merger and the other Transactions (a “Parent Material Adverse Effect”). The Parent has made available to the Company prior to the date of this Agreement a true and complete copy of the Parent’s and Merger Sub’s organizational documents, each as amended through the date of this Agreement. Such organizational documents are in full force and effect. Neither the Parent nor Merger Sub is in violation in any material respect of the provisions of its organizational documents.

Section 5.2 AUTHORITY. Each of the Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the Merger and the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly authorized by the Boards of Directors of the Parent and Merger Sub and, with respect to Merger Sub, by its sole shareholder, and, except for the obtaining the Merger Certificate from the Registrar, no other corporate proceedings on the part of the Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions. This Agreement has been duly and validly executed and delivered by the Parent and Merger Sub, and the Shareholders Agreement will be at Closing duly and validly executed and delivered by the Parent, and assuming this Agreement and the Shareholders Agreement constitutes (or will constitute for the Shareholders Agreement) the valid and binding agreement of each of the Company, its Subsidiaries (where applicable) and the Kibbutz (where applicable), this Agreement and the Shareholders Agreement constitutes (or will constitute for the Shareholders’ Agreement) the valid and binding agreements of the Parent, each of its Subsidiaries (where applicable) and Merger Sub, enforceable against the Parent, each of its Subsidiaries (where applicable) and Merger Sub in accordance with their terms, except that such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to creditors’ rights and general principles of equity.

Section 5.3 THE MERGER SUB BOARD APPROVAL. The Board of Directors of the Merger Sub has unanimously (i) determined that the Merger is fair to, and in the best interest of, the Merger Sub and its sole shareholder, (ii) validly approved this Agreement and the Merger, and (iii) resolved to recommend that the sole shareholder of the Merger Sub approve this Agreement and the Merger.

Section 5.4 NO VIOLATION.

(a) Other than in connection with or in compliance with (i) the provisions of the Israeli Companies Law, (ii) the Exchange Act, (iii) the applicable Regulatory Laws in the jurisdictions in which the Company or the Parent do business, and (iv) the approvals set forth on Section 5.4 of the Parent Disclosure Schedule (collectively, the “Parent Approvals”), no authorization, consent, clearance or approval of, or filing or notification with, any Governmental Authority is necessary for the execution and delivery of this Agreement and the Shareholders Agreement by the Parent and Merger Sub and the consummation by the Parent or Merger Sub of the Transactions, except for such authorizations, consents, approvals or filings, that, if not obtained or made, would not have a Parent Material Adverse Effect. Neither the Parent nor any of its Subsidiaries beneficially own Company Shares.

(b) The execution and delivery by the Parent and Merger Sub of this Agreement and the Shareholders Agreement (where applicable) do not, and the consummation of the Merger and the Transactions and compliance with the provisions hereof and thereof will not (i) result in any material violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, termination, cancellation or acceleration of any obligation under, any Contract to which Parent or any of its Subsidiaries (where applicable) or Merger Sub is a party or by which the Parent or any of its Subsidiaries (where applicable) or Merger Sub is bound or result in the creation of any Lien upon any of the properties or assets of the Parent or any of its Subsidiaries (where applicable) or Merger Sub, (ii) conflict with or result in any violation of any provision of organizational documents of the Merger Sub, (iii) conflict with or result in any violation of any provision of organizational documents of the Parent, or (iv) conflict with or violate any Laws applicable to the Parent, any of its Subsidiaries (where applicable) or Merger Sub or any of its respective properties or assets or any Order applicable to the Parent or any of its Subsidiaries (where applicable) or Merger Sub in existence as of the date of this Agreement, other than, in the case of clauses (i) and (iii) and (iv), any such violation or conflict that would not have or be reasonably expected to have a Parent Material Adverse Effect.

Section 5.5 CERTAIN INFORMATION PROVIDED TO FTC AND OTHER REGULATORY AUTHORITIES. Section 5.6 All of the documents, statistics, data and other information with respect to the Parent’s products and sales, whether provided orally or in writing, by the Parent to the FTC or any Governmental Authority in connection with the filings and voluntary notifications referred to in Section 6.7(b) or in connection with any Restraint or Adverse Antitrust Action were, as of the date of their submission, materially true and accurate.

Section 5.7 LITIGATION. There are no actions, suits, claims, arbitrations or proceedings pending (or, to the Parent’s Knowledge, threatened) against or affecting the Parent or its Subsidiaries, or any of their respective properties, officers or directors, or, to the Knowledge of the Parent, for which the Parent or any of its Subsidiaries is required to indemnify a third party at Law or in equity, and there are no orders, judgments or decrees of or before any Governmental Authority, in each case, which would have a Parent Material Adverse Effect.

Section 5.8 ADEQUACY OF FUNDS. The Parent will have at the Closing, adequate cash on hand to satisfy its and Merger Sub’s monetary and other obligations under this Agreement without recourse to outside financing.

Section 5.9 CAPITALIZATION OF MERGER SUB. As of the date of this Agreement, the authorized share capital of Merger Sub consists of one ordinary share, nominal value NIS 1.00 per share, which is validly issued and outstanding. All of the issued and outstanding share capital of Merger Sub is, and immediately prior to the Effective Time will be, owned by the Parent or a direct or indirect wholly-owned Subsidiary of the Parent. The Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to and at the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to or in connection with this Agreement and the Merger and the other Transactions. Merger Sub has no interest in any other entity. Any funds provided or to be provided by Parent or its Affiliates to Merger Sub shall be provided as equity and not as a shareholder loan.

Section 5.10 NO VOTE OF PARENT SHAREHOLDERS. No vote of the shareholders of the Parent or the holders of any other securities of the Parent (equity or otherwise), is required by any applicable Law, the organizational documents of the Parent or the applicable rules of the any exchange on which securities of the Parent are traded, in order for the Parent to consummate the Merger.

Section 5.11 FINDERS OR BROKERS. Except for Perella Weinberg Partners, neither the Parent nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the Merger or the Transactions who might be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 5.12 DISCLAIMER AND ACKNOWLEDGEMENT. The Parent makes no representations or warranties, express or implied, of any nature whatsoever relating to the Parent and its Subsidiaries or the business of the Parent and its Subsidiaries or otherwise in connection with the transactions contemplated hereby, other than those representations and warranties expressly set forth in this Article V and the Shareholders Agreement. The Parent acknowledges that the Company makes no representations or warranties, express or implied, of any nature, whatsoever with respect to the Company Shares or the business of the Company, other than the representations and warranties of the Company specifically set forth in Article IV.

ARTICLE VI

COVENANTS AND AGREEMENTS

Section 6.1 CONDUCT OF BUSINESS BY THE COMPANY. From and after the date of this Agreement and prior to the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 8.1, and except (i) as may be required by Law, (ii) as may be agreed in writing by the Parent (which shall not be unreasonably withheld or delayed), (iii) as may be expressly permitted pursuant to this Agreement, (iv) as may be required by existing agreements and contractual obligations of the Company or any of its Subsidiaries in effect prior to the execution of this Agreement, or (v) as set forth in Section 6.1 of the Company Disclosure Schedule, (A) the Company undertakes to carry on the business of the Company and its Subsidiaries in all material respects in the ordinary course of business consistent with past practice, and (B) without limiting the generality of the foregoing:

(i) Dividends; Changes in Stock. Except for transactions among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries, the Company shall not, and shall not permit any of its Subsidiaries to: (A) declare, set aside, make, authorize or pay any dividends on or distribution with respect to its share capital (whether in cash, assets, shares or other securities of the Company or its Subsidiaries), other than (w) the declaration and payment of cash dividends by the Company not in excess of $13,500,000 in the aggregate, (x) the declaration and payment of cash dividends by Subsidiaries of the Company not in excess of $500,000 in the aggregate, and (y) dividends paid as part of the Company’s cash management system by any wholly-owned Subsidiary of the Company to the Company or to any wholly-owed Subsidiary of the Company, (B) adjust, subdivide, split, combine or reclassify any of its share capital or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, its share capital, or (C) directly or indirectly purchase, redeem or otherwise acquire any of its share capital or any rights, warrants or options to acquire any such share capital, except in each case in connection with the exercise of outstanding stock options;

(ii) Issuance of Securities. The Company shall not, and shall not permit any of its Subsidiaries to, issue, or authorize the issuance, of any of the share capital of the Company or any of its Subsidiaries or any securities convertible into or exchangeable for any such share capital, or any rights, warrants or options to acquire or with respect to any such share capital or convertible or exchangeable securities, or take any action to cause to be exercisable any otherwise unexercisable Company Share Option (except as otherwise required by the express terms of any unexercisable Company Share Option outstanding on the date of this Agreement), other than issuances of Company Shares in respect of any exercise of Company Share Options outstanding on the date of this Agreement;

(iii) Organizational Documents. Other than in accordance with Section 2.5 at the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries to, adopt any amendments to any of their articles of association or similar applicable charter or organizational documents;

(iv) No Acquisitions. The Company shall not, and shall not permit any of its Subsidiaries to, (A) merge, consolidate, combine or amalgamate with any Person other than another wholly-owned Subsidiary of the Company, (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner), any business or any corporation, partnership, association or other business organization or division thereof, other than mergers and acquisitions as to which the purchase price (including assumed debt) is not, individually, in excess of $2,000,000, or (C) make any loans, advances or capital contributions to, or investments in, any Person other than loans, advances or capital contributions to, or investments in, (x) any wholly-owned Subsidiary of the Company or any existing joint venture investment of the Company or any of its Subsidiaries, (y) pursuant to and in accordance with the terms of Contracts existing as of the date of this Agreement, or (z) individually not in excess of $2,000,000;

(v) No Dispositions; Liens. The Company shall not, and shall not permit any of its Subsidiaries to, sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber (including securitizations), or subject to any Lien (other than Permitted Liens), or otherwise dispose of, any of its material properties or assets, including the share capital of Subsidiaries, other than (w) obsolete fixtures and equipment, (x) inventory, in each case in the ordinary course of business consistent with past practice, (y) Liens for Taxes not yet due and payable, or Taxes being contested in good faith by appropriate proceedings and for which adequate reserves have been made, and (z) the sale, lease, license, transfer, exchange or swap, mortgage or otherwise encumbrance of properties or assets, including the share capital of Subsidiaries, with a fair market value less than $1,000,000 individually;

(vi) No Dissolution. The Company shall not, and shall not permit any of its Subsidiaries to, adopt a plan of complete or partial liquidation or dissolution or consummate a recapitalization or other reorganization;

(vii) Accounting. The Company shall not, and shall not permit any of its Subsidiaries to, materially change its financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, SEC rule or policy or similar principles in non-U.S. jurisdictions, or by applicable Law or by any Governmental Authority (including the Financial Accounting Standards Board or similar organization);

(viii) Insurance. The Company shall, and shall cause its Subsidiaries to, (A) use reasonable best efforts to maintain (with insurance companies substantially as financially responsible as its existing insurers) insurance in at least such amounts and against at least such risks and losses as are consistent in all material respects with such entities’ past practice, and (B) not undertake or permit any compromise or settlement of any claim arising under any of its respective insurance policies where the losses claimed are in excess of $500,000;

(ix) Tax Matters. The Company shall not, and shall not permit any of its Subsidiaries to take any action outside the ordinary course of business if taking such action would materially and adversely affect the Tax of either the Company or any of its Subsidiaries after the Closing Date, or apply for or receive a Tax ruling on its behalf or on behalf of any of the securityholders of the Company other than as contemplated by this Agreement;

(x) Certain Employee Matters. Except as required pursuant to existing Company Benefit Plans in effect as of the date of this Agreement, the Company shall not, and shall not permit any of its Subsidiaries to (A) increase the compensation or other benefits payable or to become payable to its directors or executive officers, except in the ordinary course of business consistent with past practice, (B) authorize general increases in the compensation or other benefits payable or to become payable to the other employees of the Company or any of its Subsidiaries, except in the ordinary course of business (including, for this purpose, the normal salary and bonus compensation review process conducted each year), (C) grant any severance or termination pay (except as required under applicable Law) or retention bonus to, or enter into any severance agreement with, any director, officer or employee of the Company (other than severance pay payable to employees of the Company who are not executive officers in accordance with the Company’s severance policy as of the date of this Agreement), (D) enter into or amend any employment agreement with any executive officer of the Company (except as permitted under clause (A) above), (E) accelerate the payment or vesting of benefits or amounts payable or to become payable under any Company Benefit Plan or Foreign Benefit Plan, (F) adopt or make any commitment to adopt any material new Company Benefit Plan or make any material contribution, other than regularly scheduled contributions, to any Company Benefit Plan, or (G) establish, adopt, enter into or amend in a material way any collective bargaining agreement, plan, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees of the Company of any of its Subsidiaries or any of their beneficiaries;

(xi) Related Party Transaction. The Company shall not, and shall not permit any of its Subsidiaries to, enter into or amend any transaction, agreement, understanding or arrangement between (A) the Company or any of its Subsidiaries, on the one hand, and (B) any affiliate of the Company (other than the Company’s Subsidiaries), on the other hand, that would require approval of the audit committee of the Company under the Israeli Companies Law;

(xii) Indebtedness. The Company shall not, and shall not permit any of its Subsidiaries to, incur any Indebtedness for borrowed money, or guarantee any such Indebtedness, or issue or sell any debt securities or guarantee any debt securities of others, in excess of $2,000,000 in the aggregate above total Indebtedness outstanding as of September 30, 2010, other than (a) purchase money obligations in the ordinary course of business consistent with past practice, (b) working capital borrowings incurred in the ordinary course of business consistent with past practice pursuant to credit agreements or facilities in existence on the date hereof and (c) hedging arrangements;

(xiii) Capital Expenditures. Other than pursuant to its 2010 capital budget set forth in Section 6.1(xiii) of the Company Disclosure Schedule, the Company shall not, and shall not permit any of its Subsidiaries to, authorize any new capital expenditure or expenditures in excess of 15% of its 2010 capital budget;

(xiv) Settlement of Claims. The Company shall not, and shall not permit any of its Subsidiaries to, settle, release or forgive (A) any material claim or litigation or waive any right thereto, other than in the ordinary course of business, but not, in any individual case, in excess of $1.0 million or that involves equitable remedies that would materially prohibit or restrict the Company from operating as it is currently, or that involves granting any material Intellectual Property Right not in the ordinary course of business or (B) any claim or litigation by a shareholder of the Company related to the Transactions, including the Merger;

(xv) Intellectual Property. The Company shall not, and shall not permit any of its Subsidiaries to, dispose of, license, grant, or obtain, or permit to lapse any rights to, any material Intellectual Property, other than in the ordinary course of business, or renew any existing material license agreement of the Company and its Subsidiaries relating to material Company Intellectual Property on terms that are materially less favorable relative to existing terms; or

(xvi) Agreements. The Company shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions in sub-paragraphs (i) to (xv).

Section 6.2 NO CONTROL OF OTHER PARTY’S BUSINESS.

Nothing contained in this Agreement is intended to give the Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and to give the Company, directly or indirectly, the right to control or direct the Parent’s operations. Prior to the Effective Time, each of the Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations and its respective Subsidiaries’ operations.

Section 6.3 INVESTIGATION AND NOTIFICATION OF DEVELOPMENTS.

(a) The Company shall afford Parent reasonable access during normal business hours and upon reasonably advance notice by Parent, throughout the period prior to the Effective Time, to the Company’s books and records, provided that information to which access is granted may be redacted by the Company (y) as necessary to comply with contractual arrangements, and (z) as necessary to address privilege or confidentiality concerns. The Company may, in addition, as it deems advisable and necessary, reasonably designate any competitively sensitive or any confidential business material access to which is provided to the Parent under this Section as “counsel/expert only.” Such materials and the information contained therein shall be given only to the legal counsel of Parent and shall not be disclosed by such counsel to employees, officers or directors of the Parent or its Affiliates unless express written permission is obtained in advance from the Company or its legal counsel. The Parent hereby agrees that it shall treat any information received under this Section in accordance with the Confidentiality Agreement (the “Confidentiality Agreement”), dated as of December 14, 2009, between the Company and the Parent. In no event shall the Parent or any of its Affiliates contact any employee, director, executive officer, customer or supplier of the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement without the Company’s prior written consent.

(b) Each of the Company and the Parent shall promptly notify the other party of (i) the occurrence, or non-occurrence, of any event that would be likely to cause any condition to the obligations of the other party to effect the Merger and Transactions not to be satisfied, (ii) the receipt of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, (iii) the receipt of any notice or other communication from any Governmental Authority in connection with the Transactions, and (iv) its learning of any actions, claims, litigations, investigations or proceedings commenced against, or affecting, such party that, if they were pending on the date of this Agreement, would have been required to be disclosed pursuant to this Agreement or that relate to the consummation of the Transactions. In addition, the Company shall keep the Parent informed (i) prior to agreeing to any binding commitment, of any mergers or acquisitions or any value, or any loans, advances or capital contributions in excess, individually, of $500,000, in each case for which the Parent’s prior consent is not required under Section 6.1(iv), and (ii) of any material adverse change in the business relationship of the Company or any of its Subsidiaries with respect to any of its top five customers or suppliers.

(c) The delivery of any notice pursuant to Section 6.3(b) shall not limit or otherwise affect the remedies available hereunder to any of the parties receiving such notice. No investigation by the Parent or its representatives shall affect the representations, warranties, covenants or agreements of the Company set forth herein, or in any other document with respect to the Transactions.

(d) Without limiting the generality of the foregoing, the Company will use Commercially Reasonable Efforts to assist the Parent in identifying any Contract to which the Company or any of its Subsidiaries incorporated in any other tax preference jurisdiction is a party that may result in any adverse Tax consequences under the French controlled foreign company rules.

Section 6.4 NO SOLICITATION OF OFFERS.

(a) From the date hereof until the earlier of (i) the Effective Time and (ii) the termination of this Agreement, and subject to Section 6.4(b), neither the Company nor any of its Subsidiaries shall, and the Company shall use Commercially Reasonable Efforts to cause its and their respective directors, officers, employees, Affiliates, accountants, consultants, legal counsel, financial advisors and investment bankers not to, directly or indirectly: (i) solicit, initiate or knowingly facilitate or knowingly encourage the submission of any Company Alternative Proposal, (ii) participate in any negotiations regarding, or furnish to any Person any nonpublic information (or grant access to any of the properties, assets or nonpublic records of the Company or any of its Subsidiaries) with respect to, or in furtherance of, any Company Alternative Proposal, (iii) engage in discussions with any Person with respect to any Company Alternative Proposal, except to notify such Person as to the existence of the provisions of this Section 6.4, (iv) withhold, withdraw or modify (or publicly propose or announce any intention or desire to withhold, withdraw or modify), in a manner adverse to the Parent, the Company Recommendation, (v) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention to agree to, accept, approve, endorse or recommend) any Company Alternative Proposal, (vi) enter into any letter of intent or similar document or any agreement or commitment providing for any Company Alternative Proposal (except for confidentiality agreements permitted under Section 6.4(b)), (vii) enter into any agreement or any agreement in principle requiring the Company to materially delay, abandon, terminate or fail to consummate the Transactions, or breach its obligations under this Agreement, or (viii) agree to or publicly announce any intention to do any of the foregoing, provided, however, that it is understood and agreed that any determination or action by the Board of Directors permitted under Sections 6.4(b), Section 6.4(c), Section 6.4(d), Section 6.4(e) or Section 8.1(g) shall not be deemed to be a breach or violation of this Section 6.4(a).

(b) Notwithstanding the limitations set forth in Section 6.4(a), if, prior to the receipt of the Company Shareholder Approval, the Company receives an unsolicited written Company Alternative Proposal (other than as a result of its material breach of Section 6.4(a)) that the Board of Directors of the Company determines in good faith, after consultation with the Company’s outside legal and financial advisors, constitutes or is reasonably likely to result, after the taking of any of the actions referred to below, in a Company Superior Proposal, the Company may, or the Company may direct its representatives to, (i) contact the third party making such Company Alternative Proposal or its Representatives to clarify the terms and conditions of such proposal, (ii) furnish nonpublic information with respect to the Company and its Subsidiaries to the third party (and its representatives) making such Company Alternative Proposal, if, and only if, (A) all such information provided to such third party has previously been made available to Parent or is made available to Parent concurrently with such information being provided to such third party, and (B) prior to so furnishing such information, the Company receives from the third party an executed confidentiality agreement on terms substantially similar to the terms of the Confidentiality Agreement, and (iii) participate in discussions or negotiations with the third party (and its Representatives) with respect to the Company Alternative Proposal.

(c) From and after the execution of this Agreement, the Company shall promptly, and in any event within 48 hours following receipt thereof, advise the Parent orally and in writing of the receipt, directly or indirectly, of any Company Alternative Proposal (including any material modification to such proposal) and any determination by the Board of Directors of the Company under Section 6.4(b), which notification shall identify the offeror and include a copy of any such proposal, if it is in writing, or a written summary of the material terms and conditions of the Company Alternative Proposal. In addition, the Company shall keep Parent reasonably informed on a reasonably current basis, and in any event within 48 hours following receipt thereof, with respect to any material development related to such Company Alternative Proposal, including the entering into discussions or negotiations and the results of such discussions or negotiations and any changes in material terms or conditions based thereon. In the event of any Company Change in Recommendation, the Company shall provide Parent with the Company’s shareholder lists and, following a Company Change in Recommendation, Parent may contact the Company’s shareholders and prospective investors without regard to the limitations set forth in Section 6.8 subject to Parent’s compliance with applicable Law.

(d) Prior to receipt of the Company Shareholder Approval, the Board of Directors of the Company may (A) change, withhold, withdraw (or modify or amend in a manner adverse to Parent) the Company Recommendation, or publicly propose to change, withhold or withdraw (or modify or amend in a manner adverse to Parent) the Company Recommendation, or (B) recommend or approve, or propose publicly to recommend or approve, any Company Alternative Proposal that constitutes a Company Superior Proposal (any such action, a “Company Change in Recommendation”) if:

(i) the Board of Directors of the Company has concluded in good faith, after consultation with the Company’s outside legal and financial advisors, that the failure of the Board of Directors of the Company to effect a Company Change in Recommendation is reasonably likely to be inconsistent with the directors’ exercise of their fiduciary obligations of caution and loyalty and good faith to the Company’s shareholders under applicable Israeli Law;

(ii) the Company has provided Parent seven (7) Business Days’ written notice advising Parent of the material terms and conditions of such Company Superior Proposal and its intention to make a Company Change in Recommendation (a “Recommendation Change Notice”); and

(iii) the Board of Directors of the Company has taken into account any revised proposal made by Parent to the Company within five Business Days of providing Parent with a Recommendation Change Notice (the “Recommendation Change Notice Period”) and again has determined in good faith, after consultation with its legal and financial advisors, that the proposal from the third party that was described in the Recommendation Change Notice remains a Company Superior Proposal; provided that, if the third party whose proposal was described in the Recommendation Change Notice modifies or amends such proposal to increase the consideration to be paid or amends other material terms during or after the Recommendation Change Notice Period, a new seven (7) Business Day period shall begin for purposes of this Section 6.4(d)(iii) prior to the Board of Directors of the Company making a Company Change in Recommendation pursuant to this Section 6.4(d).

(e) Nothing contained in this Section 6.4 of this Agreement shall prohibit the Company or its Board of Directors from (i) taking and disclosing to the Company’s shareholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, it being understood that a “stop, look and listen” communication to the shareholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communication to the shareholders of the Company) shall not be deemed to be or constitute a Company Change in Recommendation; (ii) complying with Item 1012(a) of Regulation M-A under the Exchange Act; (iii) making any disclosure to its shareholders if, in the good faith judgment of the Board of Directors of the Company (after consultation with outside legal counsel), failure to so disclose is reasonably likely to be inconsistent with applicable Law; or (iv) informing any Person of the existence of the provisions contained in this Section 6.4. In addition, it is understood and agreed that, for purposes of this Agreement, a factually accurate public statement by the Company that describes the Company’s receipt of a Company Alternative Proposal and the operation of this Agreement with respect thereto shall not be deemed a withdrawal or modification, or proposal by the Board of Directors of the Company to withdraw or modify, the Company Recommendation, an adoption or recommendation with respect to such Company Alternative Proposal or a Company Change in Recommendation.

(f) The Company shall immediately cease and cause to be terminated any existing negotiations or discussions with any third party conducted heretofore with respect to any Company Alternative Proposal. The Company shall, if it has not already done so, promptly request, to the extent it has a contractual right to do so, that each Person, if any, that has heretofore executed a confidentiality agreement within the 12 months immediately prior to the date of this Agreement in connection with such Person’s consideration of a Company Alternative Proposal return or destroy all confidential information or data heretofore furnished to such Person by or on behalf of the Company or any of its Subsidiaries.

(g) As used in this Agreement, “Company Alternative Proposal” shall mean any unsolicited bona fide proposal or offer made, or any indication of interest in making a proposal or offer, by any Person (other than the Parent) or group prior to the receipt of the Company Shareholder Approval (other than a proposal or offer by the Parent or any of its Subsidiaries) for (i) a merger or business combination or similar transaction, including any single or multi-step transaction or series of related transactions, with the Company, (ii) the direct or indirect acquisition (by purchase, tender offer, exchange offer or otherwise) by any Person of 20% or more of the assets of the Company and its Subsidiaries, taken as a whole, (iii) the acquisition by any Person or group of 20% or more of the issued and outstanding Company Shares or any other class of share capital of the Company (or any securities convertible into any of the foregoing), (iv) the exclusive, long term license of Intellectual Property of the Company and its Subsidiaries to any third party if such license would be material to the Company and its Subsidiaries, taken as a whole, (v) any recapitalization transaction in which the shareholders of the Company receive a payment or distribution in the form of cash, debt securities or securities with a limited life, or (vi) any combination of the foregoing items (i) through (v).

(h) As used in this Agreement, “Company Superior Proposal” shall mean a written Company Alternative Proposal for or in respect of the acquisition of 50% or more of the outstanding Company Shares or 50% or more of the Company’s and its Subsidiaries’ assets, taken as a whole, that, in the good faith determination of the Board of Directors of the Company after consultation with the Company’s financial and legal advisors, and considering such factors as the Board of Directors of the Company considers to be appropriate (including the conditionality and the timing and likelihood of consummation of such proposal and any fees to be paid to Parent pursuant to the terms hereof and thereof): (i) is on terms that are more favorable, from a financial point of view, to the shareholders (other than the Kibbutz) of the Company than the Transactions and (ii) the completion of which is not conditioned on the receipt of financing.

(i) The Company furthermore acknowledges that, as of the date hereof, the provisions regarding exclusivity set forth in the Confidentiality Agreement shall be replaced and superseded by the provisions set forth in this Agreement.

Section 6.5 FILINGS, OTHER ACTIONS.

(a) COURT APPROVAL AND SHAREHOLDERS MEETING. As promptly as practicable after the execution and delivery of this Agreement and in accordance with Sections 350 and 351 of the Israeli Companies Law, the Company shall submit to the district court of Tel Aviv-Jaffa (the “Applicable Court”) a first motion to convene, in the manner set forth in the Israeli Companies Law and the regulations promulgated pursuant to Sections 350 and 351 of the Israeli Companies Law and as shall otherwise be ordered by the Applicable Court, a shareholders meeting (the “Shareholders Meeting”) and, if required by the Applicable Court, a creditors meeting (collectively, the “Company Meetings”) for the approval of the terms and conditions of an arrangement between the Company and its shareholders (the “Company Shareholder Approval”) and/or creditors, including this Agreement, the Merger, and the other Transactions, (the “Merger Proposal”) by a majority in number representing at least 75% of the votes cast in the Company Meetings, provided, that (i) such majority shall include, for the purpose of approving any issues which may be considered to be an interested party transaction in accordance with Section 270(4) of the Israeli Companies Law, the affirmative votes of at least one third of the shares represented at the Company Meetings held by Persons who do not have a personal interest in the Transactions (the “Disinterested Shares”), without taking into account any abstaining participants, or (ii) the total number of Disinterested Shares voted against the Merger Proposal shall not exceed 1% of the aggregate voting rights in the Company (the “Section 350 Vote”).

(b) In furtherance of its obligations under Section 6.5(a), the Company shall take all action necessary to call, give notice of, convene and hold the Shareholders Meeting, which it is intended shall be held as promptly as reasonably practicable under the circumstances. The Company shall furthermore, through its Board of Directors, recommend without reservation to its shareholders the approval of this Agreement, the Merger and the other Transactions (the “Company Recommendation”), and will use Commercially Reasonable Efforts to solicit from its shareholders proxies to be exercised in favor of the approval of this Agreement, the Merger and the other Transactions. As part of the notice of the Company Meetings, the Company will deliver to each of its shareholders and, if required by the Applicable Court, to each of its creditors, a notice of the meetings, the order of the court to convene the meetings, the application for the approval of the proposed Merger Proposal submitted to the court and a proxy card for the vote (collectively, the “Information Statement”). The Information Statement will include a description of the rights of a shareholder or a creditor, as applicable, to object to the Merger Proposal, information on the hearing scheduled before the Applicable Court and the Company Recommendation. Following the approval of the Merger Proposal by the shareholders and, if applicable, the creditors as set forth above, the Company will submit to the Applicable Court a second motion for the approval of the arrangement and the Merger Proposal and the order of all actions to be taken in accordance with the Merger Proposal (these approvals when obtained shall be collectively referred to as the “Court Approval”). Each of the Company and the Parent shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of the Information Statement and all documents required to be prepared, filed and published with respect to the Court Approval. The Company shall afford the Parent the opportunity to review and comment on the Information Statement before it is submitted to the Applicable Court or to the SEC, and before any amendments or changes to it are made or announced or otherwise communicated publicly. In addition, each of the Company and the Parent shall at all times comply with all the procedures detailed in the Israeli Companies Law and any other applicable Law and shall make all necessary actions in order to minimize the length of time of such procedures. The Company may adjourn or postpone the Shareholders Meeting (i) if and to the extent necessary to provide any necessary supplement or amendment of the notice to the Company’s shareholders in advance of a vote on this Agreement, the Merger and the other Transactions, or (ii) if, as of the time for which the Shareholders Meeting is scheduled (as set forth in the notice for the Shareholders Meeting), the number of Company Shares present at the Shareholders Meeting either in person or by proxy, is insufficient to constitute the required quorum necessary to conduct the business of the Shareholders Meeting. In the event that the Parent or any of its Affiliates casts any votes in respect of the Merger, the Parent shall disclose to the Company in writing the number of shares and how they were voted.

(c) SCHEDULE 13E-3.

(i) As promptly as reasonably practicable following the date of this Agreement, the Company, the Parent, Merger Sub and the Kibbutz shall prepare and file collectively with the SEC a Schedule 13E-3 (the “Schedule 13E-3”) and shall each use Commercially Reasonable Efforts to respond to any comments by the SEC staff in respect of the Schedule 13E-3. The Company shall afford the Parent the opportunity to review and comment on the Schedule 13E-3 prior to filing it with the SEC, as well as any amendments or supplements thereto. Subject to applicable Law, as promptly as reasonably practicable after the SEC or its staff advises that it has no further comments on the Schedule 13E-3, or that the Company may distribute the Schedule 13E-3, the Company shall use its Commercially Reasonable Efforts to cause the Schedule 13E-3 to be distributed to the shareholders of the Company. The Schedule 13E-3 will comply as to form in all material respects with the provisions of the Exchange Act.

(ii) The Company agrees that none of the information with respect to the Company or its Subsidiaries to be included or incorporated by reference in the Schedule 13E-3 will, at the time of the filing and mailing of the Schedule 13E-3 or any amendments or supplements thereto, and at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by the Company with respect to statements made or incorporated by reference therein with respect to the Parent or Merger Sub to the extent reviewed by, or based on information supplied by, the Parent or Merger Sub or any Representative or Affiliate of the Parent or Merger Sub in connection with the preparation of the Schedule 13E-3 for inclusion or incorporation by reference therein. If at any time prior to the Company Meeting any event or circumstance relating to the Company or any of its Subsidiaries, or their respective officers or directors, should be discovered by the Company that should be set forth in an amendment or supplement to the Schedule 13E-3 so that such documents would not include any misstatement of a material fact or omit any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Company shall promptly inform the Parent and following of which an amendment or supplement shall be filed with the SEC and, if required by applicable Law, such amendment or supplement shall be mailed to the Company’s shareholders. Any expenses incurred in connection with the printing, filing and mailing of the Schedule 13E-3 (including applicable SEC filing fees) shall be paid by the Company.

(iii) The Parent agrees that none of the information with respect to the Parent or its Subsidiaries provided by or on behalf of the Parent to be included in the Schedule 13E-3 will, at the time of the filing and mailing of the Schedule 13E-3 or any amendments or supplements thereto, and at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by either the Parent or Merger Sub with respect to statements made or incorporated by reference therein to the extent based on information supplied by the Company or any Representative or Affiliate of the Company in connection with the preparation of the Schedule 13E-3 for inclusion or incorporation by reference therein. If at any time prior to the Company Meeting any event or circumstance relating to the Parent or any of its Subsidiaries, or their respective officers or directors, should be discovered by the Parent that should be set forth in an amendment or supplement to the Schedule 13E-3 so that such documents would not include any misstatement of a material fact or omit any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Parent shall promptly inform the Company following of which an amendment or supplement shall be filed with the SEC, and, if required by applicable Law, shall be mailed to the Company’s shareholders.

(d) ARTICLES OF ASSOCIATION. The Company shall take all necessary action to cause the Articles of Association of the Company to be amended, at the Effective Time, to be the Amended Articles of Association.

Section 6.6 EMPLOYEE MATTERS. The Parent and the Company hereby agree that, notwithstanding the provisions of paragraph 16 of the Confidentiality Agreement, until June 30, 2011, neither of such party nor its Representatives (as defined in the Confidentiality Agreement) will offer to hire or hire any person currently employed by the other party; provided that this provision shall not prohibit either party or its Representatives from employing and person who contacts such party or its Representatives on his or her own initiative or as the result of a general solicitation or broad-based executive search.

Section 6.7 COMMERCIALLY REASONABLE EFFORTS.

(a) Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use Commercially Reasonable Efforts (subject to, and in accordance with, applicable Law) to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other parties in doing all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the Merger and the other Transactions, including (i) the obtaining of all necessary actions, waivers, consents, clearances and approvals from Governmental Authorities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority in connection with the consummation of the Transactions, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, and (iii) the execution and delivery of any additional instruments necessary to consummate the Transactions.

(b) Subject to the terms and conditions herein provided and without limiting the foregoing, the Company and the Parent shall (i) promptly, but in no event later than 45 days after the date of this Agreement, make their respective filings and thereafter make any other required submissions in the United Kingdom with Office of Fair Trading, in Spain with the Spanish National Competition Committee, and in Portugal with the PCA, (ii) promptly, but in no event later than 10 days after the date of this Agreement, advise the FTC informally (by telephone or in person as may be appropriate in the circumstances) and the ACCC in Australia (by a written correspondence) on the entry into this Agreement, and provide any and all customary information and documents that may be determined by the Company and Parent to be proper and advisable from time to time in connection with such informal notification or inquiry, or required by any investigation that may follow, (iii) use Commercially Reasonable Efforts to cooperate with each other in (x) determining whether any filings are required to be made with, or consents, permits, authorizations, clearances or approvals are required to be obtained from, any third parties or other Governmental Authorities in connection with the execution and delivery of this Agreement and the consummation of the Transactions, and (y) promptly making all such filings and seeking all such consents, permits, authorizations or approvals, and (iv) use Commercially Reasonable Efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the Transactions, including the Merger, including taking all such further action as reasonably may be necessary to resolve such objections, if any, as the FTC, the Antitrust Division of the United States Department of Justice, state antitrust enforcement authorities or competition authorities of any other nation or other jurisdiction or any other Person may assert under any

Regulatory Law with respect to the Transactions, and to avoid or eliminate each and every impediment under any applicable Law that may be asserted by any Governmental Authority with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the Termination Date), provided that nothing in this Agreement or this Section 6.7 shall require the Parent or the Company to take or to agree to take (and neither the Company nor the Parent shall take, or shall agree to take, without the other party’s prior written consent) any Adverse Antitrust Action.

(c) The Parent and the Company will cooperate and consult with each other in connection with the making of all registrations, filings, and notifications, both formal and informal, and any other material actions pursuant to this Section 6.7, including, subject to applicable legal limitations and the instructions of any Governmental Authority, by permitting counsel for the other party to review in advance, and consider in good faith the views of the other party in connection with, any proposed written communication to any Governmental Authority and by providing counsel for the other party with copies of all filings and submissions made by such party and reasonably requested by such counsel and all correspondence between such party (and its advisors) and any Governmental Authority and any other information supplied by such party and such party’s Subsidiaries to a Governmental Authority or received from a Governmental Authority in connection with the Transactions and that is reasonably requested by such counsel; provided that to the extent permitted by applicable Law, materials may be redacted (x) to remove references concerning the valuation of the businesses of the Company and its Subsidiaries, (y) as necessary to comply with contractual arrangements, and (z) as necessary to address privilege or confidentiality concerns. The Parent and the Company will (i) furnish to the other party such information and assistance as such party reasonably may request in connection with the preparation of any submissions to, or agency proceedings by, any Governmental Authorities, (ii) promptly inform the other party of any communications with, and inquiries or requests for information from, such Governmental Authorities in connection with the Transactions, and (iii) consult with the other parties in advance of any meeting or conference, whether in-person or by telephone, with any such Governmental Authority or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by such applicable Governmental Authority or other Person, give the other parties the opportunity to attend and participate in such meetings and conferences. The Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive or any confidential business material provided to the other under this Section as “outside counsel only”. Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and shall not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials or its legal counsel.

(d) In furtherance and not in limitation of the covenants of the parties contained in this Section 6.7, and to the extent not prohibited by applicable Law or Government Authority instructions, if any administrative, arbitral or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened or recommended to be instituted) challenging or objecting to any Transaction, as violative of any Regulatory Law, each of the Company and the Parent shall (i) consult with the other, and (ii) supply the other with such information as may reasonably be requested (but subject to the same proviso set forth above in sub-paragraph (c) of this Section 6.7, concerning information provided to a company’s counsel), before undertaking any action to contest or resist any such action or proceeding or have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions.

(e) Notwithstanding anything in this Agreement to the contrary, nothing in this Section 6.7 shall obligate any party to engage or participate in any legal or administrative or other proceedings, and Commercially Reasonable Efforts shall not require the Company or the Parent to take any of the following actions: (i) selling or otherwise disposing of, or holding separate and agreeing to sell or otherwise dispose of businesses of the Company or the Parent or their respective Subsidiaries, (ii) terminating existing material relationships, contractual rights or obligations of the Company or the Parent or their respective Subsidiaries, (iii) terminating any material venture or other arrangement, (iv) creating any material relationship, including any licensing relationship, or contractual rights or obligations of the Company or the Parent or their respective Subsidiaries, or (v) effectuating restructuring of the Company or the Parent or their respective Subsidiaries, to the extent that the effect of any such requirements, when taken together, shall be adversely material to (a) the business of the Parent, (b) any significant business line of the Parent, (c) the business of the Company, or (d) any significant business line of the Company (each, an “Adverse Antitrust Action”).

Section 6.8 PRESS RELEASES. The Company and the Parent will consult with and provide each other the opportunity to review in advance the initial press release by either the Company or the Parent concerning this Agreement and the Transactions. Following such initial press release(s), neither party shall issue any press release or public statement concerning this Agreement and the Transactions, without the prior approval of the other party (except with respect to a Company Alternative Proposal, Company Superior Proposal or any action taken pursuant thereto, or with respect to any dispute among the parties regarding this Agreement and the Transactions) (which approval shall not be unreasonably withheld or delayed), except as may be required by Law, court process or by obligations pursuant to any listing agreement with any securities exchange. Each of the Purchaser and the Company may make any public statement in response to specific questions presented by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as such statements are substantially similar to previous press releases, public disclosures or public statements made by the Purchaser or the Company in accordance with this Section 6.8.

Section 6.9 MERGER SUB. The Parent shall cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement. During the period from the date of this Agreement through the Effective Time, except as expressly provided in this Agreement, the Merger Sub shall not, and the Purchaser shall not permit the Merger Sub to, conduct any business or undertake any activities except as required in performing its express obligations hereunder.

Section 6.10 TAX MATTERS.

(a) During the period from the date of this Agreement to the Closing Date, the Company and its Subsidiaries shall prepare and timely file or cause to be prepared and timely filed all Tax Returns that are due on or before the Closing Date in accordance with past practice; pay or cause to be paid all Taxes due and payable in respect of such Tax Returns in accordance with past practice; accrue a reserve in the books and financial statements of any such entity at such times and in such amounts as are in accordance with past practice for all Taxes payable by such entity for which no Tax Return is due prior to the Closing Date; and

promptly notify the Parent of any suit, claim, action, investigation, proceeding, or audit with respect to Tax Matters (collectively, “Actions”) that is or becomes pending against or with respect to the Company or any of its Subsidiaries and not settle or compromise any such Action without the Parent’s consent (which will not be unreasonably withheld).

(b) At or prior to the Closing, the Company shall deliver to the Parent a statement with respect to each of its U.S. Subsidiaries, in accordance with the requirements of Treasury Regulation Sections 1.1445 2(c)(3) and 1.897 2(h) (the “FIRPTA Certificate”) that the capital stock of each such U.S. Subsidiary is not a United States Real Property Interest.

(c) As soon as reasonably practicable after the execution of this Agreement, the Company shall cause its Israeli counsel to prepare and file with the Israeli Tax Authority one or more applications:

(i) confirming that (A) the payment of consideration pursuant to Section 3.3 for (x) Company Shares obtained upon the exercise of Vested Company Options and for (y) Unvested Company Options, in each case subject to the statutory holding period under Section 102 of the Israeli Tax Code (“102 Grants”) will not result in a requirement for an immediate Israeli Tax payment and that the Israeli taxation will be deferred until the later of the completion of such statutory holding period and release of the cash consideration, as applicable, or the respective vesting date of such Unvested Company Option; (B) that the statutory holding period under any 102 Grants will continue uninterrupted from the original date of grant and will not recommence as a result of the transactions contemplated herein, provided that the applicable Option Payment paid to holders of securities issued pursuant to Section 102 Grants is deposited with the Section 102 Trustee for the later the duration of the statutory holding period or the respective vesting date of such Unvested Company Options; and (C) such other ruling or relief as the parties may agree is appropriate to request under the circumstances (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “Israeli Options Tax Ruling”); and

(ii) that either: (A) exempts Parent, the Company, the Paying Agent and their respective agents from any obligation to withhold Israeli Tax at source from any consideration payable or otherwise deliverable pursuant to this Agreement, or clarifying that no such obligation exists; or (B) clearly instructs Parent, the Company, the Paying Agent and their respective agents how such withholding at source is to be performed, and in particular, with respect to the classes or categories of holders or former holders of Company Shares from which Tax is to be withheld (if any), and the rate or rates of withholding to be applied (the “Israeli Withholding Tax Ruling” and together with the Israeli Options Ruling, the “Israeli Tax Rulings”).

The Company shall, and shall instruct its representatives and advisors to, cooperate with Parent and its Israeli counsel, representatives and advisors with respect to the preparation and filing of such applications and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Israeli Tax Rulings. Subject to the terms and conditions hereof, the parties shall use Commercially Reasonable Efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to obtain the Israeli Tax Rulings, as promptly as practicable. The Company, its representatives and advisors shall not make any application to, or conduct any negotiation with, the Israeli Tax authorities with respect to any matter relating to the subject matter of the Israeli Tax Rulings without prior coordination with Parent or its representatives and advisors, and will enable Parent’s representatives and advisors to participate in all discussions and meetings relating thereto. To the extent that the Parent’s representative and advisors elect not to participate in any meeting or discussion, the Company’s representatives and advisors shall provide a prompt and full report of the discussions held. In any event, the final text of the Israeli Tax Rulings shall in all circumstances be subject to the prior written consent of Parent, which consent shall not be unreasonably withheld or delayed.

Section 6.11 STOCK EXCHANGE DELISTING. Prior to the Effective Time, the Company shall cooperate with the Parent and use Commercially Reasonable Efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NASDAQ Global Market and the Tel Aviv Stock Exchange in respect of the Company Shareholder Approval and the Court Approval and to cause the delisting of the Shares from the NASDAQ Global Market and the Tel Aviv Stock Exchange as promptly as practicable after the Effective Time and deregistration of the Shares under the Exchange Act as promptly as practicable after such delisting.

Section 6.12 SHAREHOLDER LITIGATION. The Company shall consult with the Parent on the defense or settlement (or pursuit, to the extent the Company is acting as plaintiff) of any shareholder litigation against the Company and/or its officers and directors relating to the Transactions, and no such settlement shall be agreed to without the Parent’s prior written consent, which consent shall not be unreasonably withheld.

Section 6.13 DIRECTORS’ AND OFFICERS’ INSURANCE; INDEMNIFICATION AGREEMENTS. From and after the Effective Time, the Surviving Corporation shall fulfill and honor all the obligations of the Company pursuant to the indemnification agreements listed in Section 6.13(a) of the Company Disclosure Schedule, with each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or of any current or former Subsidiary of the Company (each, an “Indemnitee” and, collectively, the “Indemnitees”), which agreements shall survive the Transactions and continue in full force and effect in accordance with their respective terms. Without limiting the foregoing, from and after the Effective Time until seven years from the Effective Time, unless otherwise required by Law, the articles of association, certificate of incorporation and by-laws (as applicable) and comparable organizational documents of the Surviving Corporation and each of its Subsidiaries shall contain provisions no less favorable to the Indemnitees with respect to exculpation and limitation of liabilities of directors and officers, insurance and indemnification than are set forth as of the date of this Agreement in the Company’s Articles of Association and comparable organizational documents of the relevant Subsidiaries, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees with respect to exculpation and limitation of liabilities or insurance and indemnification.

(b) The Company shall, after reasonable consultation with the Parent in good faith, purchase at the Effective Time, a “tail” policy (the “Tail Policy”), which policy shall be exclusively “A side”, “B side” and “C side” coverage, from an insurer with a Standard & Poor’s rating of at least A or from a licensed insurance company registered in Israel, which (i) has an effective term of seven years from the Effective Time, (ii) covers each Indemnitee, (iii) contains terms that are no less favorable than those of the Company’s directors’ and officers’ insurance policy in effect on the date of this Agreement and on terms comparable to companies similarly situated in the industries in which the Company operates and (iv) is at a cost not in excess of 220% of the current annual premium.

(c) The Indemnitees to whom this Section 6.13 applies shall be intended third party beneficiaries of this Section 6.13. The provisions of this Section 6.13 are intended to be for the benefit of each Indemnitee, his or her successors, heirs or representatives. All reasonable expenses, including reasonable attorneys’ fees, and all other obligations provided in this Section 6.13 that may be incurred by (i) any Indemnitee in enforcing the indemnity, and (ii) the Surviving Corporation or their respective successors and assigns, as the case may be, in defending the indemnity shall be the responsibility of the party who does not prevail in such enforcement action.

(d) This Section 6.13 shall be binding upon the Surviving Corporation and its successors and assigns. In the event that the Surviving Corporation or any of its successors or assigns consolidates with, or merges into, any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, or transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation, as applicable, shall succeed to the obligations set forth in this Section 6.13.

ARTICLE VII

CONDITIONS TO THE MERGER

Section 7.1 CONDITIONS TO EACH PARTY’S OBLIGATION TO EFFECT THE MERGER. The respective obligations of each party to effect the Merger shall be subject to the fulfillment (or waiver by all parties if permissible under applicable Law, it being specified that sub-paragraph (a) shall not constitute a waivable condition) at or prior to the Effective Time of the following conditions:

(a) Court Approval. The Court Approval shall have been obtained in accordance with the Israeli Companies Law, including after obtaining the Company Shareholder Approval, in accordance with Sections 350 and 351 of the Israeli Companies Law.

(b) No Order or Actions. (i) No Law or Order shall have been enacted, entered, promulgated or enforced by any Governmental Authority and remain in effect (whether temporary, preliminary or permanent) that enjoins, restrains, prohibits or prevents consummation of any of the Transactions (collectively, “Restraint”), (ii) there shall not be instituted or pending by any Governmental Authority and remain in effect any action seeking to effect a Restraint or an Adverse Antitrust Action, and (iii) no representative of the FTC shall have informed counsel for Parent or the Company orally or in writing that the Bureau Director has recommended or intends to recommend such action to the Commissioners (provided that counsel shall, if informed by a representative of the FTC orally that the Bureau Director has recommended or intends to recommend such action to the Commissioners, confirm to the parties in writing that counsel was so informed and the date on which counsel was so informed) and, if a recommendation has already been made, such recommendation shall have not been overturned or otherwise become non applicable.

(c) Antitrust Laws. (i) Any applicable waiting or clearance period under any Regulatory Laws applicable to the Transactions shall have expired or been earlier terminated, (ii) any investigation of the Transactions initiated by the FTC (or by any Governmental Authority), shall have closed, or a decision not to challenge issued by the FTC (or by such Governmental Authority) and (iii) in the case of required approval by any Governmental Authority, as set forth in Schedule 7.1(c) of the Company Disclosure Schedule, such approval shall have been obtained.

Section 7.2 ADDITIONAL CONDITIONS TO OBLIGATION OF THE COMPANY TO EFFECT THE MERGER; CLOSING DELIVERIES.

(a) The obligation of the Company to effect the Merger and to otherwise consummate the Transactions is further subject to the satisfaction at or prior to the Closing of each of the following conditions (it being understood that any one or more of the following conditions may, to the extent permitted by Law, be waived by the Company):

(i) Representations and Warranties. The representations and warranties of the Parent and Merger Sub set forth in this Agreement shall be true and correct in all material respects as of the Closing Date as though made at and as of the Closing Date (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period);

(ii) Performance of Covenants. Each of the Parent and Merger Sub shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time, including delivery of all of the documents set forth in sub-paragraph (b) of this Section 7.2; and

(iii) Certificate of Officer. The Parent shall have delivered to the Company a certificate executed by an executive committee member (in the case of the Parent) and a senior officer (in the case of Merger Sub) certifying that the conditions set forth in Section 7.2(a)(i) and Section 7.2(a)(ii) have been satisfied.

(b) Closing Deliveries. On the Closing Date, the Parent shall deliver, or cause to be delivered, to the Company:

(i) The Shareholders Agreement, duly executed and delivered by the Parent, in the form attached hereto as Exhibit A;

(ii) The Governmental and third party consents set forth on Schedule 7.2(b)(ii) of the Parent Disclosure Schedule;

(iii) The Share Purchase and Subscription Agreement, duly executed and delivered by Parent; and

(iv) Such other documents relating to the Merger of the Transactions as the Company or its counsel may reasonably request.

(c) Share Purchase and Subscription Agreement. The Share Purchase and Subscription Agreement shall have been duly executed and delivered by Parent, Parent shall not be in breach of such Share Purchase and Subscription Agreement, and the purchase and sale of the Company Shares described therein shall occur simultaneously with the Merger.

Section 7.3 ADDITIONAL CONDITIONS TO OBLIGATION OF PARENT AND MERGER SUB TO EFFECT THE MERGER; CLOSING DELIVERIES.

(a) The obligation of the Parent and Merger Sub to effect the Merger and to otherwise consummate the Transactions is further subject to the satisfaction at or prior to the Closing of each of the following conditions (it being understood that any one or more of the following conditions may, to the extent permitted by Law, be waived by the Parent):

(i) Representations and Warranties. Except as set forth in the next sentence, the representations and warranties of the Company set forth in this Agreement shall be true and correct in all material respects as of the Closing Date as though made at and as of the Closing Date (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period). The representations and warranties of the Company set forth in Sections 4.2 (Ownership of Subsidiaries) and 4.3(a) (Share Capital) shall be true and correct in all respects at and as of the Closing Date, except in respect of Section 4.2 (Ownership of Subsidiaries) as otherwise permitted by Section 6.1;

(ii) Performance of Covenants. The Company shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time, including delivery of all of the documents set forth in sub-paragraph (b) of this Section 7.3.

(iii) Certificate of Officer. The Company shall have delivered to the Parent a certificate, executed by the Chief Executive Officer or Chief Financial Officer of the Company, certifying that the conditions set forth in Section 7.3(a)(i) and Section 7.3(a)(ii) have been satisfied.

(b) Closing Deliveries. On the Closing Date, the Company shall deliver, or cause to be delivered, to the Parent:

(i) The Shareholders Agreement, duly executed and delivered by the Kibbutz and the Company, in the form attached hereto as Exhibit A;

(ii) The Share Purchase and Subscription Agreement, duly executed and delivered by Shamir Holding and the Kibbutz.

(iii) The Governmental and third party consents set forth on Schedule 7.3(b)(iii) of the Company Disclosure Schedule; and

(iv) Such other documents relating to the Merger or the Transactions as the Parent or its counsel may reasonably request.

(c) No Company Material Adverse Effect. Since the date of this Agreement, no Company Material Adverse Effect shall have occurred.

(d) Share Purchase and Subscription Agreement. The Share Purchase and Subscription Agreement shall have been duly executed and delivered by Shamir Holding and the Kibbutz, neither of Shamir Holding nor the Kibbutz shall be in breach of such Share Purchase and Subscription Agreement, and the purchase and sale of the Company Shares described therein shall occur simultaneously with the Merger.

ARTICLE VIII

TERMINATION

Section 8.1 TERMINATION. This Agreement may be terminated at any time prior to the Effective Time by notice from the terminating party to the other party or parties:

(a) by the mutual written consent of the Company and the Parent;

(b) by either the Company or the Parent if the Effective Time shall not have occurred on or before June 30, 2011 (the “Termination Date”); provided that if, as of the Termination Date, all conditions to this Agreement shall have been satisfied or waived (other than those that are satisfied by action taken at the Closing), other than the conditions set forth in Section 7.1(b) or Section 7.1(c), either the Company or the Parent may, by written notice to other party prior to the Termination Date, extend the Termination Date to December 31, 2011 and no party herein shall then have the right to terminate this Agreement as of June 30, 2011; provided that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party who (i) shall not have used Commercially Reasonable Efforts to remove any Restraint as provided in Section 6.7, or (ii) shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement in any manner that shall have proximately caused the Effective Time not to occur on or before the Termination Date;

(c) by either the Company or the Parent if any Restraint prohibiting the Merger shall have become final and non-appealable; provided that the right to terminate this Agreement under this Section 8.1(c) shall not be available to any party who shall not have used Commercially Reasonable Efforts to remove such Restraint as provided in Section 6.7;

(d) by either the Parent or the Company if the Shareholder Meeting (including any adjournments thereof) at which this Agreement shall have been actually voted upon shall have concluded and the Company Shareholder Approval shall not have been obtained;

(e) by the Company if (A) the Parent shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 7.1 or Section 7.2(a), and (ii) is not cured within 20 Business Days after the Company has given the Parent written notice of such breach and its intention to terminate this Agreement pursuant to this Section 8.1(e); provided that no such cure period shall be available or applicable to any such breach that by its nature cannot be cured; provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(e) shall not be available to the Company if the Company is at that time in material breach of this Agreement, or (B) the conditions to closing set forth in Section 7.1 and Section 7.3(a) have been satisfied and the Parent (or Merger Sub) has failed to consummate the Merger within twenty (20) Business Days (or such longer period specified by the Company in a notice to the Parent scheduling the Closing) after the later of (i) the first day that the conditions set forth in Section 7.1 and Section 7.3(a) have been satisfied, and (ii) the date on which the Company provides such notice to the Parent irrevocably undertaking to close the Merger in accordance with this Agreement on the date specified in such notice;

(f) by the Parent if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 7.1 or Section 7.3(a), and (ii) is not cured within 20 Business Days after the Parent has given the Company written notice of such breach and its intention to terminate this Agreement pursuant to this Section 8.1(f); provided that no such cure period shall be available or applicable to any such breach that by its nature cannot be cured; provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(f) shall not be available to the Parent if the Parent is at that time in material breach of this Agreement;

(g) by the Company if, the Board of Directors of the Company (or any committee thereof) has concluded in good faith, after consultation with the Company’s outside legal and financial advisors, that a Company Alternative Proposal is a Company Superior Proposal and has determined to enter into a definitive agreement with respect to such Company Alternative Proposal following a Company Change in Recommendation, provided that, the Company shall not have materially breached its obligations in Section 6.4 so as to result in material harm to Parent or deprive Parent of a material benefit set forth in Section 6.4; or

(h) by the Parent (i) if the Board of Directors of the Company (or any committee thereof) shall have (A) made a Company Change in Recommendation, (B) determined that a Company Alternative Proposal constitutes a Company Superior Proposal or has determined to enter into a definitive agreement with respect to such Company Alternative Proposal, (C) failed to publicly affirm the Company Recommendation or recommend against any Company Alternative Proposal within ten Business Days of Parent’s request to do so, or (D) resolved or otherwise determined to take, or announced an intention to take, any of the foregoing, or (ii) if the Company shall have materially breached its obligations in Section 6.4 so as to result in material harm to Parent or deprive Parent of a material benefit set forth in Section 6.4.

Section 8.2 EFFECT OF TERMINATION. In the event of termination of this Agreement pursuant to Section 8.1, this Agreement shall terminate (except for the Confidentiality Agreement and the provisions of Section 8.2, Section 8.3, Section 8.4 and Article IX), and there shall be no other liability on the part of the Company, on the one hand, or the Parent or Merger Sub, on the other hand, except liability arising out of an intentional breach of this Agreement or for fraud or as provided for in the Confidentiality Agreement, in which case, the aggrieved party shall be entitled to all rights and remedies available at Law or in equity.

Section 8.3 TERMINATION FEE. Notwithstanding any provision in this Agreement to the contrary:

(a) If this Agreement is terminated by the Parent pursuant to Section 8.1(f) (other than for a termination in respect of the breach of a representation or warranty occurring after (and not as of) the date of this Agreement based on facts, events or circumstances occurring after (and not as of or prior to) the date of this Agreement), then Company shall pay to the Parent an amount equal to the Parent’s Expenses in cash by wire transfer in immediately available funds, such payment to be made within five Business Days following the termination of this Agreement.

(b) If this Agreement is terminated by the Company pursuant to Section 8.1(e)(A) (other than for a termination in respect of the breach of a representation or warranty occurring after (and not as of) the date of this Agreement based on facts, events or circumstances occurring after (and not as of or prior to) the date of this Agreement), the Parent shall pay to the Company an amount equal to the Company’s Expenses in cash by wire transfer in immediately available funds, such payment to be made within five Business Days following the termination of this Agreement.

(c) If this Agreement is terminated by the Company pursuant to Section 8.1(e)(B), the Parent shall pay to the Company an amount equal to $7,000,000 (the “Liquidated Damages Amount”) plus the aggregate amount of the Company’s Expenses not previously paid or reimbursed by the Parent in cash by wire transfer in immediately available funds, such payment to be made within five Business Days after the termination of this Agreement. It is understood and agreed that in no event shall the Parent be required to pay an aggregate amount in excess of the sum of the Liquidated Damages and the Company’s Expenses.

(d) If (i) this Agreement is terminated by the Parent pursuant to Section 8.1(h) or (ii) by the Company pursuant to Section 8.1(g), then the Company shall pay to the Parent a fee of $7,000,000 (the “Termination Fee”) plus the aggregate amount of the Parent’s Expenses not previously paid or reimbursed by the Company in cash by wire transfer in immediately available funds, such payment to be made within five Business Days following the termination of this Agreement. It is understood and agreed that in no event shall the Company be required to pay an aggregate amount in excess of the sum of the Termination Fee and the Parent’s Expenses.

(e) If (i) this Agreement is terminated by the Parent or the Company pursuant to Section 8.1(d) or Section 8.1(f) (whether or not there shall have been previously communicated to the Company at such time a Company Alternative Proposal), and (ii) prior to the expiration of twelve (12) months following the termination of this Agreement, any definitive agreement providing for a Qualifying Transaction shall have been entered into or agreed to, then the Company shall pay to the Parent the Termination Fee plus the aggregate amount of the Parent’s Expenses not previously paid or reimbursed by the Company in cash by wire transfer in immediately available funds, such payment to be made within five (5) Business Days following the execution of any definitive agreement in respect of a Qualifying Transaction. It is understood and agreed that in no event shall the Company be required to pay an aggregate amount in excess of the sum of the Termination Fee and the Parent’s Expenses.

(f) For purposes of this Agreement, (i) “Qualifying Transaction” shall mean any (i) merger or business combination or similar transaction, including any single or multi-step transaction or series of transactions, with the Company (or with any of its Subsidiaries, if involving 20% or more of the assets of the Company and its Subsidiaries taken together), (ii) acquisition by any Person or group of 20% or more of the assets of the Company and its Subsidiaries, taken as a whole, (iii) acquisition by any Person of 20% or more of the issued and outstanding Company Shares or any other class of share capital of the Company (or of its Subsidiaries, if involving 20% or more of the assets of the Company and its Subsidiaires taken together), or any securities convertible into any of the foregoing, or (iv) any combination of the foregoing, (ii) the “Company’s Expenses” shall mean all reasonable out-of-pocket costs and expenses (including, without limitation, all reasonable fees and expenses of counsel, accountants, economists, investment bankers, experts and consultants)

incurred by the Company or on its behalf in connection with or related to the Transactions, including the authorization, negotiation, execution and performance of this Agreement and the Transactions, and all fees paid to any Governmental Entity, up to an aggregate maximum amount of $4,000,000, and (iii) the “Parent’s Expenses” shall mean all reasonable out-of-pocket costs and expenses (including, without limitation, all reasonable fees and expenses of counsel, accountants, economists, investment bankers, experts and consultants) incurred by the Parent or on its behalf in connection with or related to the Transactions, including the authorization, negotiation, execution and performance of this Agreement and the Transactions, the Parent’s due diligence and all fees paid to any Governmental Entity, up to an aggregate maximum amount of $4,000,000.

(g) If any party fails to pay the other party any amount required to be paid pursuant to this Section 8.3 when due, such party shall pay the costs and expenses (including reasonable out-of-pocket legal fees and expenses) incurred by the other party in connection with the collection under and enforcement of this Section 8.3, and shall pay interest on any such amount not paid when due at the rate of 7.0% per annum from the applicable date such amount became due and owing through and including the date of payment (calculated on the basis of a 360-day year).

Section 8.4 CERTAIN ACKNOWLEDGEMENTS; PROCEDURE FOR TERMINATION.

(a) Each of the Company, Parent and Merger Sub acknowledge and agree that the agreements contained in Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without such agreements, no party would enter into this Agreement. Parent and the Company agree that payment of any of the Termination Fee, Parent’s Expenses, Company Expenses or the Liquidated Damages Amount does not constitute a penalty, but such payments are liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, in the circumstances in which such amounts are payable, for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. Notwithstanding anything to the contrary in this Agreement: (i) receipt of payment of the Liquidated Damages Amount and Company Expenses shall be the sole and exclusive remedy of the Company and their respective Affiliates and their respective Representatives for any loss or damage suffered as a result of the failure of the transactions contemplated hereby to be consummated and (ii) receipt of payment of the Termination Fee and Parent’s Expenses shall be the sole and exclusive remedy of Parent, Merger Sub and their respective Affiliates and their respective Representatives for any loss or damage suffered as a result of the failure of the transactions contemplated hereby to be consummated.

(b) A termination of this Agreement pursuant to Section 8.1 shall, in order to be effective, require in the case of each of the Parent and Merger Sub, action by its Board of Directors, or any committee thereof or, to the extent permitted by Law, the duly authorized designee of its Board of Directors, and in the case of the Company, to the extent permitted by Law, action by the Board of Directors of the Company or any committee thereof. Termination of this Agreement prior to the Effective Time shall not require the approval of the shareholders of the Company. A terminating party shall provide written notice of termination to the other parties specifying with reasonable particularity the basis for such termination. If more than one provision in Section 8.1 is available to a terminating party in connection with a termination, a terminating party may rely on any or all available provisions in Section 8.1 for any termination.

ARTICLE IX

MISCELLANEOUS

Section 9.1 NON-SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations and warranties, shall not survive the Effective Time. Each covenant or agreement of the parties in this Agreement, including any rights arising out of any breach of such covenants or agreements, shall not survive the Effective Time, other than any covenant or agreement that by its terms contemplates performance after the Effective Time, which shall survive until so performed.

Section 9.2 EXPENSES. Except as set forth in Section 8.3, all costs and expenses in connection with the Merger and this Agreement and the Transactions, including in connection with the authorization, negotiation, execution and performance of this Agreement and the Transactions, the Parent’s due diligence and all fees paid to any Governmental Entity (including, without limitation, all fees and expenses of counsel, accountants, economists, investment bankers, experts and consultants to a party hereto) (the “Costs and Expenses”) incurred or required to be incurred by any of the Parent, Merger Sub and the Company, shall be paid by the party incurring or required to incur such Costs and Expenses.

Section 9.3 COUNTERPARTS. This Agreement may be executed in two or more counterparts (including by fax or electronic scan, such as .pdf), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (including by fax or electronic scan, such as .pdf) to the other parties.

Section 9.4 GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Israel.

Section 9.5 NOTICES. Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission, by reliable express courier service (with signature) or hand delivery, addressed as follows:

(a)	if to the Parent or Merger Sub, to:

Essilor International
147, rue de Paris, 94227 Charenton-le-Pont
France
Attention: The Director for Legal Affairs and Group Development
Facsimile: +33.1.49.77.43.00

with a copy (which shall not constitute notice) to:

Jones Day
2, rue Saint Florentin
75001 Paris
France
Attention: Linda Hesse
Facsimile: +33.1.56.59.39.38

Yigal Arnon & Co.
22 Rivlin Street
94263 Jerusalem
Israel
Attention: Barry Levenfeld
Facsimile: +972.2.623.9236

(b)	if to the Company, to:

Shamir Optical Industry Ltd.
Kibbutz Shamir, Upper Galilee
Israel 12135
Attention: Chief Executive Officer
Facsimile: +972.4.6951302 with a copy (which shall not constitute notice) to:

Gross, Kleinhendler, Hodak,
Halevy, Greenberg & Co.
One Azrieli Center,
Tel-Aviv, 67021
Israel
Attention: Shachar Hadar
Facsimile: +972.3.607.4566

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated or personally delivered (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day). Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided that such notification shall only be effective on the date specified in such notice or five Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 9.6 ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void; provided that Merger Sub may assign the rights and obligations of Merger Sub to another direct or indirect wholly-owned newly-formed Subsidiary of the Parent organized under the Laws of Israel (in which case the provisions of Article II shall be deemed modified without further action of the parties) without the consent of any of the parties hereto; provided further that the Parent remains liable for all obligations of Merger Sub and any such assignee under this Agreement.

Section 9.7 SEVERABILITY. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

Section 9.8 ENTIRE AGREEMENT; NO THIRD-PARTY BENEFICIARIES. This Agreement (including the exhibits and schedules hereto) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof and except for (a) the rights of the holders of Company Shares to receive the Merger Consideration at the Effective Time, (b) the right of holders of Company Share Options to receive the consideration provided for in Section 3.3 of this Agreement at the Effective Time and (c) the rights of the Indemnitees under Section 6.13 of this Agreement, this Agreement is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder.

Section 9.9 REMEDIES CUMULATIVE. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party shall be deemed cumulative with, and not exclusive of, any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy shall not preclude the exercise of any other remedy. Nothing in this Agreement is intended to, or shall, limit any party’s liability for fraud.

Section 9.10 SPECIFIC PERFORMANCE. Each of the parties hereto acknowledges and agrees that irreparable damage would occur and that the parties would not have any adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at Law or in equity.

Section 9.11 AMENDMENT; WAIVER; EXTENSION.

(a) This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto; provided that after the receipt of the Company

Shareholder Approval, no amendment to this Agreement shall be made except as permitted by applicable Law. Any waiver of any of the terms or conditions of this Agreement must be in writing and must be duly executed by or on behalf of the party to be charged with such waiver. The failure of a party to exercise any of its rights hereunder or to insist upon strict adherence to any term or condition hereof on any one occasion shall not be construed as a waiver or deprive that party of the right thereafter to insist upon strict adherence to the terms and conditions of this Agreement at a later date. Further, no waiver of any of the terms and conditions of this Agreement shall be deemed to, or shall, constitute a waiver of any other term or condition hereof (whether or not similar).

(b) At any time prior to the Effective Time, the Company, on the one hand, and the Parent (on behalf of the Parent and Merger Sub), on the other hand, may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties contained herein by the other party or in any document, certificate or writing delivered pursuant hereto by the other party, or (iii) subject to the requirements of applicable Law, waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 9.12 NO LIMITATION. It is the intention of the parties that, to the extent possible, unless provisions are mutually exclusive and effect cannot be given to both or all such provisions, the representations, warranties, covenants, agreements and closing conditions in this Agreement shall be construed to be cumulative and that each representation, warranty, covenant, agreement and closing condition in this Agreement shall be given full, separate and independent effect and nothing set forth in any provision herein shall in any way be deemed to limit the scope, applicability or effect of any other provision hereof.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

ESSILOR INTERNATIONAL SA

BY:	/s/ Carol Xueref
Name:
Title:

SHAMROCK ACQUISITION SUB LTD.

BY:	/s/ Carol Xueref
Name:
Title:

SHAMIR OPTICAL INDUSTRY LTD.

BY:	/s/ Amos Netzer
Name:
Title:

BY:	/s/ Yagen Moshe
Name:
Title:

Exhibit A

Form of Shareholders Agreement

A-1